Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Notice of Fifteenth Annual General Meeting
NOTICE IS HEREBY GIVEN THAT the Fifteenth Annual General Meeting (the “Annual General Meeting”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) will be held at The Grassroots’ Club, 190 Ang Mo Kio Avenue 8, Singapore 568046, on April 27, 2009 at 10.00 a.m. (Singapore time) to transact the following routine and special business:
Routine Business
(1)	To adopt the Audited Financial Statements of the Company for the financial year ended December 28, 2008, together with the Reports of the Directors and the Auditors.

(2)	To appoint Mr. Rohit Sipahimalani as a Director of the Company pursuant to Article 99 of the Articles of Association of the Company.

(3)	To re-elect the following Directors, each of whom will retire pursuant to Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:
(a)	Mr. Teng Cheong Kwee; and

(b)	Mr. Tokumasa Yasui.
(4)	To re-appoint the following Directors each of whom will retire under Section 153(6) of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), to hold office from the date of this Annual General Meeting until the next annual general meeting of the Company:
(a)	Mr. Charles R. Wofford; and

(b)	Mr. R. Douglas Norby.
(5)	To re-appoint PricewaterhouseCoopers as Auditors to hold office until the conclusion of the next annual general meeting of the Company at a remuneration to be determined by the Board of Directors upon the recommendation of the Audit Committee of the Board of Directors.

(6)	To approve Directors’ fees totalling approximately US$473,000 (approximately S$732,000 based on the exchange rate as of February 27, 2009) for the financial year ending December 27, 2009.
Special Business
(7)	To consider and, if thought fit, to pass, with or without modifications, the following resolutions which will be proposed as ordinary resolutions:

Ordinary Resolutions
(a)	Authority to Allot and Issue Shares and to Create and Issue Instruments and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act.

That pursuant to Section 161 of the Companies Act, the Directors be and are hereby authorized to:
(I)	(i)	allot and issue shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or
(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and,

(II)	(notwithstanding the authority conferred by this resolution may have ceased to be in force) issue shares pursuant to any Instrument made or granted by the Directors while this Resolution was in force, provided that:
(1)	the aggregate number of shares to be issued pursuant to this resolution (including shares to be

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issued pursuant to Instruments made or granted under this resolution) does not exceed 50% of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with subparagraph 2 below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued pursuant to Instruments made or granted under this resolution) does not exceed 6% of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with subparagraph 2 below);
(2)	for the purpose of determining the aggregate number of shares that may be issued under subparagraph 1 above, the total number of issued shares (excluding treasury shares) shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company, at the time this Resolution is passed, after adjusting for:
a.	new shares arising from the exercise of any share options which are outstanding or subsisting at the time this resolution is passed; and

b.	any subsequent bonus issue, consolidation or subdivision of shares;
(3)	(unless revoked or varied by the Company in a general meeting) the authority conferred by this resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.
(b)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (collectively, the “Substitute Plans”).

That the Directors be and are hereby authorized to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Substitute Plans.

(c)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”).

That the Directors be and are hereby authorized to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Share Option Plan.

(d)	The Proposed STATS ChipPAC Ltd. Performance Share Plan 2009.

THAT:
(i)	a new performance share plan to be known as the “STATS ChipPAC Ltd. Performance Share Plan 2009”, as substantially set forth in Appendix 1 to the Proxy Statement dated April 9, 2009 in respect of the Annual General Meeting (the “PSP 2009”), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Annual General Meeting, having been produced at the Annual General Meeting, under which performance shares (“Performance Shares”), which represent unfunded and unsecured rights to receive ordinary shares in the capital of the Company, will be granted, free of payment, to selected employees of the Company and its subsidiaries (“Group”), including the Chief Executive Officer of the Company and directors of the Group who perform an executive function, details of which are set out in the Proxy Statement dated April 9, 2009 in respect of the Annual General Meeting, be and is hereby approved;

(i)	the Directors of the Company be and are hereby authorized:
(ii)	(aa)	to establish the PSP 2009;
(bb)	to delegate to a committee of Directors the administration of the PSP 2009 in accordance with the provisions of the PSP 2009; and

(cc)	to modify and/or alter the PSP 2009 from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the PSP 2009, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the PSP 2009; and
(iii)	the Directors of the Company be and are hereby authorized to grant Performance Shares in accordance with the provisions of the PSP 2009 and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the PSP 2009, provided that the aggregate number of ordinary shares in the capital of the Company allotted and issued under the PSP 2009 shall not exceed the limits specified in the rules of the PSP 2009.

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(e)	The Proposed STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors

THAT:
(i)	a new equity grant plan to be known as the “STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors”, as substantially set forth in Appendix 2 to the Proxy Statement dated April 9, 2009 in respect of the Annual General Meeting (the “NED Plan”), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Annual General Meeting, having been produced at the Annual General Meeting, under which offers will be made to selected directors of the Company who perform a non-executive function (“Non-Executive Directors”) to participate in the NED Plan, and pursuant thereto, fully paid-up ordinary shares in the capital of the Company may be allotted and issued, free of payment, to such participants, details of which are set out in the Proxy Statement dated April 9, 2009 in respect of the Annual General Meeting, be and is hereby approved;

(ii)	the Directors of the Company be and are hereby authorized:
(aa)	to establish the NED Plan;

(bb)	to delegate to a committee of Directors the administration of the NED Plan in accordance with the provisions of the NED Plan; and

(cc)	to modify and/or alter the NED Plan from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the NED Plan, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the NED Plan; and
(iii)	the Directors of the Company be and are hereby authorized to make offers to selected Non-Executive Directors to participate in the NED Plan in accordance with the NED Plan and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the NED Plan, provided that the aggregate number of ordinary shares in the capital of the Company allotted and issued under the NED Plan shall not exceed the limits specified in the rules of the NED Plan.
(f)	The Proposed Renewal of the Share Purchase Mandate

That:
(i)	for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares each fully paid in the capital of the Company (“Shares”) not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:
(aa)	market purchase(s) on the Singapore Exchange Securities Trading Limited (“SGX-ST”) transacted through the SGX-ST’s trading system; and/or

(bb)	off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, and otherwise in accordance with all other laws and regulations as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally (the “Share Purchase Mandate”);

(ii)	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time, and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:
(aa)	the date on which the next annual general meeting of the Company is held; and

(bb)	the date by which the next annual general meeting of the Company is required by law to be held;
(iii)	in this Resolution:

“Market Day” means a day on which the SGX-ST is open for trading in securities;

“Maximum Percentage” means that number of issued Shares representing 2.5% of the total number of issued Shares of the Company as of the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as of that date); and

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“Maximum Price” in relation to a Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST at the time the purchase is effected; and

(iv)	the Directors of the Company and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this Resolution.
(8)	To transact any other business as may be properly transacted at any annual general meeting.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin @ Tan Mei Lin
Company Secretary
Date: April 9, 2009

Notes:

(1)	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members).

(2)	A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders may appoint any member of the Board or any other person as their proxy. The instrument appointing a proxy must be deposited at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time, not less than 48 hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

(3)	The Company is subject to applicable U.S. federal securities laws and is not subject to the continuing listing rules of the SGX-ST.

(4)	Since the beginning of financial year 2005, the Company employed financial year reporting periods that end on the Sunday nearest and prior to December 31. The Company’s financial year 2008 ended on December 28, 2008.

(5)	The Company may use the internal sources of funds of the Company and its subsidiaries (the “Group”) or external borrowings or a combination of both to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company’s financial position, cannot be ascertained as of the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares of the Company of 2,202,218,293 Shares as of February 27, 2009, the purchase by the Company of 2.5% of its issued Shares will result in the purchase or acquisition of 55,055,457 Shares.

Assuming that the Company purchases or acquires the 55,055,457 Shares at the Maximum Price of S$0.373 (approximately US$0.241 based on the exchange rate as of February 27, 2009) for one Share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding February 27, 2009), the maximum amount of funds required for the purchase or acquisition of the 55,055,457 Shares is S$20,536,000 (approximately US$13,275,000 based on the exchange rate as of February 27, 2009).

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited consolidated financial statements of the Company for the financial year ended December 28, 2008 based on these assumptions are set out in Proposal 7(f) of the Proxy Statement.

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STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Statement
April 9, 2009
The accompanying proxies are solicited on behalf of the Board of Directors (the “Board” or the “Board of Directors”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), for use at its Fifteenth Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on April 27, 2009, at 10.00 a.m. (Singapore time), at The Grassroots’ Club, 190 Ang Mo Kio Avenue 8, Singapore 568046, or at any adjournments thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.
The Singapore Exchange Securities Trading Limited (“SGX-ST”) assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Proxy Statement.
Shareholders Entitled to Notice of Annual General Meeting
A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS ChipPAC’s Register of Shareholders (i.e. Members) as a holder of STATS ChipPAC’s ordinary shares.
We have mailed the Notice of Annual General Meeting, this Proxy Statement and the Annual Report to shareholders who are listed at the close of business on March 11, 2009. These documents were first mailed to shareholders on or about April 9, 2009.
Shareholders are advised to read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
Quorum
Any two or more shareholders holding or representing in aggregate not less than 33 1/3% of the number of the total issued and fully-paid ordinary shares (excluding treasury shares) of STATS ChipPAC present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.
Shareholders Entitled to Vote
Shareholders who are registered with The Central Depository (Pte) Limited or in STATS ChipPAC’s Register of Shareholders (i.e. Members) as at forty-eight (48) hours before the time appointed for holding the Annual General Meeting shall be entitled to vote at the Annual General Meeting.
At the close of business on February 27, 2009, there were 2,202,218,293 ordinary shares issued and outstanding.
Proxies
To be effective, a proxy must be deposited at STATS ChipPAC’s registered office located at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059, not less than forty-eight (48) hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy need not be a shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.
Any shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked by the shareholder at any time not less than forty-eight (48) hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

Voting
On a show of hands, every shareholder present in person or by proxy shall have one vote and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A resolution put to the vote of shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or by not less than five shareholders present in person or by proxy and entitled to vote at the Annual General Meeting or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the Annual General Meeting or a shareholder present in person or by proxy and holding not less than 10% of the total number of paid-up shares of STATS ChipPAC (excluding treasury shares); provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
Ordinary shares represented by duly executed proxies deposited with STATS ChipPAC will be voted at the Annual General Meeting in accordance with shareholders’ instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a shareholder may vote or abstain as he may think fit.
On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in accordance with this section, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented.
General Information
Since the beginning of financial year 2005, STATS ChipPAC employed financial year reporting periods that end on the Sunday nearest and prior to December 31. STATS ChipPAC’s financial year 2008 ended on December 28, 2008 and its next financial year will end on December 27, 2009.
The expense of printing and mailing proxy materials will be borne by STATS ChipPAC. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS ChipPAC by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation.
In this Proxy Statement, references to “S$” mean Singapore dollars, the legal currency of the Republic of Singapore, and references to “US$” mean United States dollars, the legal currency of the United States.
Summary of Proposals
Shareholders will be voting on the following proposals at this Annual General Meeting:
1.	Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 28, 2008, together with the Reports of the Directors and the Auditors.

2.	Appointment of Director pursuant to Article 99 of STATS ChipPAC’s Articles of Association.

3.	Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association.

4.	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act.

5.	Re-appointment of PricewaterhouseCoopers (“PwC”) as Auditors and authorization to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.

6.	Approval of Directors’ fees for the financial year ending December 27, 2009.

7.	Authority to the Board of Directors to allot and issue shares and to create and issue instruments, to adopt the new share plans and to renew the share purchase mandate.

Proposal No. 1
Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 28, 2008, together with the Reports of the Directors and the Auditors
STATS ChipPAC’s Annual Report for its financial year ended December 28, 2008 accompanies this Proxy Statement. STATS ChipPAC’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by an auditors’ report from PwC.
The Board recommends a vote for the adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 28, 2008, together with the Reports of the Directors and the Auditors.
Proposal No. 2
Appointment of Director pursuant to Article 99 of STATS ChipPAC’s Articles of Association
Pursuant to Article 99 of STATS ChipPAC’s Articles of Association, STATS ChipPAC may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director.
Mr. Rohit Sipahimalani, 42, has been Managing Director, Investment of Temasek Holdings (Pte) Ltd (“Temasek”) since November 2008. Prior to joining Temasek, Mr. Sipahimalani was with Morgan Stanley, McKinsey & Co. Inc and Citibank, N.A. He received his Bachelor of Arts (Honors), Economics from St. Stephen’s College, Delhi University and Masters of Business Administration from Indian Institute of Management, Ahmadabad.
The Board, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, recommends a vote for the appointment of Mr. Rohit Sipahimalani as a Director of STATS ChipPAC.
Proposal No. 3
Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association
According to Article 94 of STATS ChipPAC’s Articles of Association, one-third of the Board (or, if the number of directors on the Board is not a multiple of three, the number nearest to but not less than one-third) will retire at each annual general meeting of STATS ChipPAC. The Directors retiring each year are determined by those who have been in office longest since their re-election or appointment. The retiring Directors are nonetheless eligible for re-election.
Accordingly, pursuant to Article 94 of STATS ChipPAC’s Articles of Association, on the date of this Annual General Meeting, Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui shall retire as Directors by rotation. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS ChipPAC to re-elect Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 27-28 of this Proxy Statement.
The Board recommends a vote for the re-election of each of Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui as Directors of STATS ChipPAC.
Proposal No. 4
Re-appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to the provisions of Section 153, no person of or over the age of 70 years shall be appointed or shall act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows for the appointment or re-appointment of such a person as a director of the company, by the passing of an ordinary resolution by a simple majority of shareholders of the company as being entitled to vote in person or by proxy at a general meeting of the company. A director appointed or re-appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
Mr. Charles R. Wofford and Mr. R. Douglas Norby are offering themselves for re-appointment to the Board under Section 153(6) of the Companies Act. The Board believes that it is in the best interest of STATS ChipPAC to re-appoint Mr. Charles R. Wofford and Mr. R. Douglas Norby as Directors.

The biographies of these Directors and a complete listing of all our Directors are provided on pages 27-28 of this Proxy Statement.
The Board recommends a vote for the re-appointment of each of Mr. Charles R. Wofford and Mr. R. Douglas Norby as a Director of STATS ChipPAC to hold such office from the date of this Annual General Meeting until the next annual general meeting.
Proposal No. 5
Re-appointment of PwC as Auditors and authorization to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration
The Audit Committee of the Board intends to re-appoint PwC as STATS ChipPAC’s Auditors to perform the audit of its financial statements for the financial year ending December 27, 2009. PwC audited STATS ChipPAC’s financial statements for the financial year ended December 28, 2008. The Board expects that a representative of PwC will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. PwC has consented to act as Auditors for the financial year ending December 27, 2009.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote for the re-appointment of PwC as Auditors of STATS ChipPAC to hold office until the conclusion of the next annual general meeting and authorization to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.
Proposal No. 6
Approval of Directors’ fees for the financial year ending December 27, 2009
In Singapore, annual general meetings of listed companies are required to held within 4 months after a financial year ends. Effectively, a director only gets paid for the services rendered about 16 months after the start of the financial year. In countries such as Australia, United Kingdom and the United States, directors get paid for the services rendered during the course of the financial year on an “as earned” basis or quarterly or half-yearly in advance of a financial year rather than in arrears after the financial year ends.
In order to ensure that STATS ChipPAC is able to attract the right calibre of Directors necessary to contribute effectively to the Board, STATS ChipPAC recognizes that, in addition to the right level of remuneration, timely payment to Directors is also needed.
Currently, we have seven Directors on the Board. STATS ChipPAC is proposing the payment of Directors’ fees of approximately US$473,000 (approximately S$732,000 based on the exchange rate as of February 27, 2009) (Year 2008: US$518,000) for services to be rendered during the financial year ending December 27, 2009. Directors’ fees for the financial year ending December 27, 2009 represents a decrease of approximately 9% over the Directors’ fees in 2008. We expect the proposed Directors’ fees for 2009 to be lower due to the projected decrease in the number of meetings of the Directors in 2009.
The Board recommends a vote for the approval of Directors’ fees totaling approximately US$473,000 for the financial year ending December 27, 2009.
Proposal No. 7
In order to limit the possible dilutive effect of the share plans as described below, STATS ChipPAC is committed to limiting the aggregate number of new shares to be issued under all the share plans to no more than 15% of the total number of issued shares of STATS ChipPAC from time to time, on a fully diluted, fully converted basis. In addition, each of the share plans will have a maximum limitation on the number of shares that may be delivered under each such share plan as follows:
(i)	the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”): no more than 198 million shares (including the 80 million shares subject to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan);

(ii)	the proposed STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP 2009”): no more than 5.02% of the total number of issued shares as at the adoption date of the PSP 2009. Assuming 2,202,218,293 (being the total number of shares issued as at February 27, 2009) shares were issued (including shares issuable upon conversion of all outstanding convertible bonds as of the adoption date, any shares issued with regard to any future acquisition and any equity grants awarded prior to the adoption date) as at the adoption date, approximately no more than 110,551,358 shares will be delivered under the PSP 2009; and

(iii)	the proposed STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Plan”): no more than 0.45% of the total number of issued shares as at the adoption date of NED Plan. Assuming 2,202,218,293 (being the total number of shares issued as at February 27, 2009) shares were issued (including shares issuable upon conversion of all outstanding convertible bonds as of the adoption date, any shares issued with regard to any future acquisition and any equity grants awarded prior to the adoption date) as at the adoption date, approximately no more than 9,909,982 shares will be delivered under the NED Plan.
Proposals No. 7(a)
Authority to the Board to allot and issue shares and to create and issue instruments and to allot and issue shares in connection therewith.
Under the Companies Act, directors may exercise any power of the company to issue shares only with the prior approval of the shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the earlier of the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held.
Shareholders’ approval is sought to authorize the Board to allot and issue shares in the capital of the Company whether by way of rights, bonus or otherwise and to make or grant Instruments (such as warrants and debentures) convertible into shares, and to issue shares pursuant to such Instruments, up to a number not exceeding 50% of the total number of issued shares (excluding treasury shares) in the capital of the Company, with a sub-limit of 6% for issues other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the total number of issued shares (excluding treasury shares) shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that this resolution is passed, after adjusting for (a) new shares arising from the exercise of share options which are outstanding or subsisting at the time that this resolution is passed, and (b) any subsequent rights issue, bonus issue, consolidation or subdivision of shares. This approval, if granted, will commence from this annual general meeting and will lapse at the conclusion of the annual general meeting of STATS ChipPAC to be held in the year 2010.
In summary, the shareholders are requested to authorize the Board to allot and issue shares in the capital of STATS ChipPAC whether by way of rights, bonus or otherwise and create and issue instruments and to allot and issue shares in the capital of STATS ChipPAC in connection therewith pursuant to Section 161 of the Companies Act.
The Board recommends a vote for the resolution set out under Proposal No. 7(a) as described above and in the Notice of the Annual General Meeting.
Proposals No. 7(b) and (c)
Authority to the Board to allot and issue shares pursuant to existing share plans.
The requirement for shareholders’ approval under the Companies Act extends to the issue of shares pursuant to the exercise of options under the Share Option Plan, the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (“Substitute EIP”) and the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (“Substitute Option Plan”) (collectively, the “Option Plans”).
The shareholders are requested to authorize the Board to:
(i)	under Proposal 7(b), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options under the Substitute Option Plan and the Substitute EIP; and

(ii)	under Proposal 7(c), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options granted under the Share Option Plan;
Information concerning past grants under the existing share plans is set forth under the “Compensation of Directors and Senior Management”, “Share Options for Directors” and “Employees’ Share Option Ownership Scheme” sections of this Proxy Statement.

The Board recommends a vote for each of the resolutions set out under Proposals No. 7(b) and (c) as described above and in the Notice of the Annual General Meeting.
Proposal No. 7(d)
Adoption of new PSP 2009
STATS ChipPAC is requesting that its shareholders vote in favor of adopting the PSP 2009, as substantially set out in Appendix 1 to the Proxy Statement, to replace the STATS ChipPAC Ltd. Restricted Share Plan and the STATS ChipPAC Ltd. Performance Share Plan, which were adopted and approved at the 12th Annual General Meeting of the shareholders on April 25, 2006 and terminated in March 2008. The PSP 2009 was approved by the Executive Resource and Compensation Committee of the Company (“Committee”) on January 21, 2009, subject to shareholder approval.
General
The following is a summary of the principal features of the PSP 2009. This summary, however, does not purport to be a complete description of all of the provisions of the PSP 2009. It is qualified in its entirety by reference to the full text of the PSP 2009.
Rationale for the PSP 2009
The PSP 2009 is proposed on the basis that it is important to retain staff whose contributions are essential to the well-being and prosperity of the Company and its subsidiaries (“Group”) and to give recognition to senior employees and executive directors of the Group who have contributed to the Group. The PSP 2009 will give participants an opportunity to have a personal equity interest in the Company.
Committee
The PSP 2009 will be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the Board. No member of the Committee shall participate in any deliberation or decision in respect of Awards (as defined below) granted to him.
Eligibility
Senior employees of the Group, including the Chief Executive Officer of the Company (“CEO”) and executive directors of the Group, who have attained the age of 21 years and hold such rank as may be designated by the Committee, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, shall be eligible to participate in the PSP 2009 at the absolute discretion of the Committee.
Up to 18 individuals may be awarded performance shares (“Performance Shares”) with respect to up to 3.35% of the outstanding Ordinary Shares, with the number of Ordinary Shares available for delivery to be based on, and subject to, the terms and conditions specified in the PSP 2009. In the event that the Performance Multiplier (as defined in, and applied pursuant to, the PSP 2009) is applied up to the maximum permissible under the PSP 2009, an aggregate of up to 5.02% of the Ordinary Shares could be payable and available for delivery.
For these purposes, the term “Ordinary Shares” means the number of outstanding shares in the capital of the Company as at the adoption date of the PSP 2009 on a fully-diluted basis, including shares issuable upon conversion of all outstanding convertible bonds (note that there are none outstanding) as of the adoption date, any shares issued with regard to any future acquisition and any equity grants awarded prior to the adoption date, but does not include any adjustments due to dilution that may result from future share issuances (other than in the context of any future acquisitions involving the issuance of shares and issuance of shares with regard to equity grants awarded prior to the adoption date), or future grants of share options, restricted share units and performance shares.
Awards
Awards granted under the PSP 2009 (each, an “Award”) represent a grant of Performance Shares to participants. Performance Shares represent unfunded and unsecured rights to receive Ordinary Shares. No consideration is payable by the participant for Awards or for Ordinary Shares receivable upon vesting of the Performance Shares.
An Award is personal to the participant to whom it is granted and, prior to the allotment to the participant of the Ordinary Shares to which the Award relates, shall not be transferred (other than to a participant’s representative on the death of that participant), charged, assigned, pledged or otherwise disposed of, except with the prior approval of the Committee. If a participant does anything as a result of which he would or might be deprived of any rights under an Award without the prior approval of the Committee, the Award shall immediately lapse.

Details of Awards
The Committee shall, on the recommendation of the management of the Company, decide in relation to an Award:
(a)	the participant;

(b)	the date on which the Award is granted (“Award Date”);

(c)	the number of Performance Shares which are the subject of the Award; and

(d)	any other condition which the Committee may determine in relation to that Award.
Events Prior to Vesting
Termination of Employment
Special provisions for the vesting and lapsing of Awards apply in certain circumstances, including the following:
(a)	the termination of a participant’s employment with the Group for Cause (as defined in the PSP 2009);

(b)	the termination of a participant’s employment with the Group due to such participant’s death or disability, or the termination of his employment by the Group without Cause; and

(c)	the termination of a participant’s employment with the Group for any reason other than as set out in paragraphs (a) and (b) above.
Upon the termination of a participant’s employment with the Group under paragraph (a) above, an Award then held by a participant shall, to the extent not yet vested, immediately lapse without any claim against the Company, and the participant immediately forfeits all unvested Performance Shares comprised in such Award.
Upon the termination of a participant’s employment with the Group under paragraph (b) above before the Performance Shares comprised in a participant’s Award have vested, such participant shall earn a pro-rata portion of the Performance Shares based on the length of the participant’s employment with the Group during the period beginning on January 1, 2007 and ending on December 31, 2011, with the number of Ordinary Shares deliverable to be determined and paid as and when the same is determined and paid for the other participants, and subject to the terms and conditions of the PSP 2009. Where vesting of the pro-rata portion of the Performance Shares occurs on December 31, 2011, the Committee shall have the discretion as to whether or not 100% of the Ordinary Shares deliverable in payment of the pro-rata portion of the Performance Shares shall become immediately payable, or whether 50% of the pro-rata portion of the Performance Shares will be forfeited.
Upon the termination of a participant’s employment with the Group for any reason other than those stated in paragraphs (a) and (b) above before the Performance Shares comprised in such participant’s Award have vested, the Committee shall have the discretion to determine whether such participant shall be entitled to vesting and payment with respect to any portion of the unvested Performance Shares.
The Committee shall have the discretion to decide on the treatment of any unvested Performance Shares which have been forfeited pursuant to the termination of a participant’s employment for any reason and may reallocate such Performance Shares to any current, new or replacement participants.
Change in Control
In the event of a Change in Control (as defined in the PSP 2009), vesting of all Performance Shares and determination of the number of Ordinary Shares deliverable shall accelerate immediately prior to such Change in Control event. Participants shall then have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis in any transaction resulting in a Change in Control with respect to all Ordinary Shares deliverable.
In the event of a sale of shares of the Company by Temasek or any of its subsidiaries in certain circumstances which does not result in a Change in Control, a pro-rata vesting of the Performance Shares comprised in outstanding Awards shall occur, and the participants shall have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis with respect to all Ordinary Shares deliverable.
Vesting of Performance Shares and Determination of Ordinary Shares Deliverable
Unless as otherwise provided in the PSP 2009, vesting of the Performance Shares comprised in outstanding Awards shall occur on December 31, 2011 and determination of the number of Ordinary Shares deliverable with respect to such Performance Shares shall occur thereafter in accordance with the PSP 2009, subject to the participant then being employed by the Group.
The delivery of Ordinary Shares is subject to the Company achieving the economic profit targets (“EP Targets”) set by the Committee. The number of Ordinary Shares deliverable ranges from between 50% to 150% of the Performance Shares which are the subject of an Award, with the actual number of Ordinary Shares deliverable to be determined by the Committee and subject to the Performance Multiplier. The minimum number of Ordinary Shares deliverable is 50% of the Performance Shares which are the subject of an Award for economic profits (“EP”) of at least a prescribed amount below the relevant EP Target, and the maximum number of Ordinary Shares deliverable is 150% of the Performance Shares which are the subject of an Award for EP of a prescribed amount or more above the relevant EP Target, rounded down to the nearest whole share.
In relation to all participants other than the CEO, the EP Targets have been correlated to EBITDA targets and free cash flow targets set by the Committee so that, subject to the Company achieving a minimum of the prescribed amount below the applicable EP Target, the number of Ordinary Shares deliverable is calculated according to a weighted performance target formula, with 70% of such Ordinary Shares to be determined using the EBITDA target and the remaining 30% of such Ordinary Shares to be determined using the free cash flow target, in each case applying the Performance Multiplier in accordance with the provisions of the PSP 2009. If the relevant EBITDA target and free cash flow target are met but a minimum of the prescribed amount below the applicable EP Target is not met, the Committee shall have the power to determine the number of Ordinary Shares deliverable in respect of the relevant Performance Shares.
In relation to the CEO, subject to the Company achieving a minimum of the prescribed amount below the applicable EP Target, the number of Ordinary Shares deliverable is calculated based on the applicable EP Target, applying the Performance Multiplier in accordance with the provisions of the PSP 2009. If the Company fails to achieve a minimum of the prescribed amount below the applicable EP Target, the Committee shall have the power to determine the number of Ordinary Shares deliverable in respect of the relevant Performance Shares.
Payment
Subject to the participant then being employed by the Group, and on the basis that there is no event triggering full vesting of the Performance Shares and payout (or pro-rata vesting of the Performance Shares and payout in excess of 50%), 50% of the unissued Ordinary Shares deliverable in payment of the Performance Shares shall become immediately payable upon vesting of the Performance Shares on December 31, 2011. Should the Ordinary Shares be unavailable for payment as marketable securities, such participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, determined in accordance with the EBITDA Valuation Formula prescribed under the PSP 2009. The remaining 50% of the vested Performance Shares shall remain as Ordinary Shares which have not been issued and shall be carried forward into a new share incentive plan to be adopted by the Company.
New shares allotted shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing shares, the record date for which is on or after the relevant vesting date of the Performance Shares, and shall in all other respects rank pari passu with other existing shares then in issue.
Shares allotted and issued pursuant to the PSP 2009 are subject to certain restrictions and rights, involving a right of first refusal by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, on any sale by a participant of such shares, and a call right by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, and a put right by the participant (or, at the discretion of the Committee, the beneficiaries of such participant in the event of the participant’s death) upon termination of the participant’s employment with the Group. These restrictions and rights do not apply as long as the shares of the Company are listed and traded on the SGX-ST and/or any other internationally recognized stock exchange.
Adjustment Events
In the event of any dividend, share split, combination, or acquisition involving a share issuance or any exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution of the assets of the Company to shareholders, or any other change affecting the ordinary shares of the Company or the share price, the Committee shall make such proportionate adjustments as necessary to reflect such change with respect to the aggregate number and type of shares that may be delivered under the PSP 2009, and the terms and conditions of any outstanding grants. Any adjustment, except in relation to a capitalization issue, must be confirmed in writing by the auditors of the Company to be in their opinion, fair and reasonable.

Size and Duration of the PSP 2009
The total number of shares which may be issued pursuant to Awards granted on any date:
(i)	when added to the total number of new Shares issued and issuable pursuant to Awards granted under the PSP 2009, shall not exceed 5.02% of the total number of the outstanding Ordinary Shares; and

(ii)	when added to the total number of new Shares issued and issuable pursuant to Awards granted under the PSP 2009 and any other equity grant plans adopted by the Company on or after the date of adoption of the PSP 2009, shall not exceed 15% of the total number of issued shares from time to time (excluding treasury shares).
The PSP 2009 shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten (10) years commencing on the adoption date. The PSP 2009 may continue beyond the stipulated 10-year period with the approval of the Company’s shareholders by ordinary resolution in general meeting and of any relevant authorities. The expiry or termination of the PSP 2009 shall not affect Awards which have been granted prior to such expiry or termination, whether such Awards have vested or not.
Modifications to the PSP 2009
Any or all of the Rules of the PSP 2009 may be modified and/or altered at any time and from time to time by a resolution of the Committee, subject to the prior approval of the SGX-ST and such other regulatory authorities as may be necessary.
However, no modification or alteration shall adversely affect the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of not less than three-quarters in number of those participants whose rights would be so adversely affected.
No alteration shall be made to certain Rules of the PSP 2009 to the advantage of participants except with the prior approval of the Company’s shareholders in general meeting.
Governing Law
The PSP 2009 shall be governed by, and construed in accordance with, the laws of Singapore. Participants, by accepting grants of Awards in accordance with the PSP 2009, and the Company submit to the exclusive jurisdiction of the Singapore courts.
Disclosures in Annual Report
The Company will make such disclosures in its annual report for so long as the PSP 2009 continues in operation as required by the Listing Manual including the following (where applicable):
(a)	the names of the members of the Committee administering the PSP 2009;

(b)	in respect of the following participants of the PSP 2009:
(i)	Directors of the Company; and

(ii)	participants (other than those in paragraph (i) above) who have received shares pursuant to the vesting of Awards granted under the PSP 2009 which, in aggregate, represent 5% or more of the aggregate of the total number of new shares available under the PSP 2009; and
the following information:
(aa)	the name of the participant; and

(bb)	the number of new shares issued to such participant during the financial year under review; and
(c)	in relation to the PSP 2009, the following particulars:
(i)	the aggregate number of Performance Shares comprised in Awards granted under the PSP 2009 since the commencement of the PSP 2009 to the end of the financial year under review;

(ii)	the aggregate number of Performance Shares comprised in Awards which have vested under the PSP 2009 since the commencement of the PSP 2009 to the end of the financial year under review; and

(iii)	the aggregate number of Performance Shares comprised in Awards granted under the PSP 2009 which have not vested as at the end of the financial year under review, or as otherwise required under the Listing Manual from time to time.
Financial Effects of the PSP 2009
Participants may receive Ordinary Shares or should the Ordinary Shares be unavailable for payment as marketable securities, participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, determined in accordance with the EBITDA Valuation Formula prescribed under the PSP 2009. In the event that the participants receive Ordinary Shares, the Awards would be accounted for based on the provisions of SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)”) as described in the following paragraph.
SFAS 123(R) requires the measurement of share-based compensation expense based on estimated fair value. The Company measures grant-date fair value estimates and recognizes the share-based compensation expense net of estimated forfeitures as a charge to the profit and loss account over the period between the grant date and the vesting date of the Awards.
The following sets out the financial effects of the PSP 2009:
Share Capital
The PSP 2009 will result in an increase in the Company’s issued Shares as a consequence of the issuance of new Ordinary Shares to the participants. The number of new Ordinary Shares issued will depend on, inter alia, the size of the Awards granted under the PSP 2009. In any case, the PSP 2009 provides that, when added to the total number of new Ordinary Shares issued and issuable pursuant to Awards granted under the PSP 2009 and any other future equity grant plans the Company may adopt after the date of adoption of the PSP 2009, the total number of Ordinary Shares which may be issued pursuant to Awards shall not exceed 15% of the total number of issued Shares from time to time (excluding treasury shares).
Net Tangible Assets (“NTA”)
As described below in the following paragraph on earnings per share (“EPS”), the PSP 2009 is likely to result in a charge to the Company’s profit and loss account over the period from the Award Date to the date the Performance Shares vest. The amount of the charge will be computed in accordance with SFAS 123(R). If new Ordinary Shares are issued under the PSP 2009, there would be no effect on the NTA.
EPS
The PSP 2009 is likely to result in a charge to earnings over the period from the grant date to the vesting date, computed in accordance with SFAS 123(R).
It should again be noted that the delivery of Ordinary Shares to participants under the 2009 PSP will generally be contingent upon the Company and the participants meeting the prescribed performance targets and conditions.
Dilutive Impact
It is expected that the dilutive impact of the PSP 2009 on the NTA per Share and EPS will not be significant as explained below.
The PSP 2009 provides that, when added to the total number of new Ordinary Shares issued and issuable pursuant to Awards granted under the PSP 2009 and any other future equity grant plans adopted by the Company on or after the date of adoption of the PSP 2009, the total number of Ordinary Shares which may be issued pursuant to Awards shall not exceed 15% of the total number of issued Shares from time to time (excluding treasury shares). Accordingly, there will be no significant dilution of shareholder’s shareholding percentages as a result of the introduction of the PSP 2009 as such plan provides that the number of Ordinary Shares available for delivery under the plan is limited to up to 3.35% of the outstanding Ordinary Shares and that in the event that the Performance Multiplier (as defined in, and applied pursuant to, the PSP 2009) is applied, only an aggregate of up to 5.02% of the Ordinary Shares could be payable and available for delivery.
Previous Schemes
Terminated STATS ChipPAC Ltd. Restricted Share Plan
The STATS ChipPAC Ltd. Restricted Share Plan (“Terminated RSP”) was implemented after the approval of shareholders of the Company was obtained at the annual general meeting held on April 25, 2006. The Terminated RSP was terminated in March 2008. During the subsistence of the Terminated RSP, an aggregate of 50 million shares in the capital of the Company were reserved for allotment and issuance under the Terminated RSP, out of which 6,969,854 shares were subject to grants of restricted share units (“RSUs”) under the Terminated RSP. A total of 2,083,453 shares have been allotted and issued pursuant to RSUs that have been granted under the Terminated

RSP. There are 3,481,084 subsisting RSUs granted under the Terminated RSP as at January 31, 2009. All subsisting RSUs will be paid, upon vesting, in cash and all RSUs will vest by 2010.
The material conditions to which RSUs under the Terminated RSP were subject to are as follows:
(i)	employees, directors and Consultants[1] of the Company, a Parent[2] or a Subsidiary[3] or an Affiliated Company,[4] are eligible to participate in the Terminated RSP;

(ii)	only RSUs could have been granted under the Terminated RSP. An RSU represents an unfunded, unsecured promise of the company to issue or transfer shares of the company in the future to grantees. RSUs were granted with no exercise or purchase price. The concept of a discount to the exercise price is therefore not applicable in the context of the Terminated RSU. Shares offered under the Terminated RSP may be unissued shares or existing shares which will be issued or transferred to the grantee upon satisfaction of the applicable terms and conditions as set forth in the RSU agreement. The Board or the committee, as applicable, may provide for time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. RSUs may be paid in cash or shares, as determined in the sole discretion of the Board or the committee;

(iii)	subject to certain permitted adjustments under the Terminated RSP, the maximum number of shares that may be issued or transferred under the Terminated RSP cannot exceed 50 million shares; and

(iv)	one-third of the RSUs vest after each of the first, second and third anniversaries of the date of grant.
There were a total of 491 participants in the Terminated RSP.
Details of RSUs granted under the Terminated RSP to the Directors and to participants who are controlling shareholders and their associates are as follows:

			Number of shares
		Number of shares	allotted and issued upon
Name	Date of grant of RSUs	subject to RSUs	vesting of RSUs

Directors
Tan Lay Koon	February 16, 2007	322,000	107,333
Charles Wofford	February 16, 2007	27,600	9,200
Peter Seah	February 16, 2007	20,700	6,900
R. Douglas Norby	February 16, 2007	20,700	6,900

Controlling shareholders and their associates
NIL	NIL	NIL	NIL
Terminated STATS ChipPAC Ltd. Performance Share Plan
The STATS ChipPAC Ltd. Performance Share Plan (“Terminated PSP”) was implemented after the approval of shareholders of the Company was obtained at the annual general meeting held on April 25, 2006. The Terminated PSP was terminated in March 2008. During the subsistence of the Terminated PSP, an aggregate of 15 million shares in the capital of the Company were reserved for allotment and issuance under the Terminated PSP, out of

1 “Consultant” means a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, excluding employees and directors.
2 “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain.
3 “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain.
4 “Affiliated Company” means any corporation (other than the Company, a Parent or Subsidiary) in an unbroken chain of corporations beginning with a Parent, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain.

which no awards of performance shares were granted; and accordingly, no shares were issued or transferred, under the Terminated PSP.
The material conditions to which awards of performance shares under the Terminated PSP were subject to are as follows:
(i)	employees, directors and Consultants[1] of the Company, a Parent[2] or a Subsidiary[3] or an Affiliated Company,[4] were eligible to participate in the Terminated PSP;

(ii)	only performance shares could have been granted under the Terminated PSP. A performance share represents an award of shares payable upon satisfaction of specific performance criteria. If granted, awards of performance shares would have been made with no exercise or purchase price. The concept of a discount to the exercise price is therefore not applicable in the context of the Terminated PSP. Shares offered under the Terminated PSP may be unissued shares or existing shares which will be issued or transferred to the grantee upon satisfaction of the applicable terms and conditions as set forth in a performance share agreement; and

(iii)	subject to certain permitted adjustments under the Terminated PSP, the maximum number of shares that may be issued or transferred under the Terminated PSP cannot exceed 15 million shares.
There are no participants in the Terminated PSP and no awards of performance shares were granted to Directors and to participants who are controlling shareholders and their associates thereunder.
Abstention from Voting
Any shareholder of the Company who is eligible to participate in the PSP 2009 must abstain from voting in the Annual General Meeting to approve the ordinary resolution relating to the adoption of the PSP 2009. Such shareholder should also not accept nominations to act as proxy, corporate representative or attorney to vote at the Annual General Meeting, unless the shareholder appointing him indicates clearly how his votes are to be cast in respect of such ordinary resolution.
Directors’ Interest
Save as disclosed herein, none of the Directors of the Company has any interest, direct or indirect, in the PSP 2009.
In-Principle Approval from the SGX-ST
The SGX-ST has granted in-principle approval for the listing and quotation of the new shares to be issued pursuant to the PSP 2009. Admission of new shares to be allotted and issued pursuant to the PSP 2009 to, and quotation of such new shares on, the Main Board of the SGX-ST are in no way reflective of the merits of the Company, the Group or the PSP 2009.
Directors’ Responsibility Statement
The Directors collectively and individually accept responsibility for the accuracy of the information given in this Proxy Statement in relation to the PSP 2009 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in the relevant paragraphs of this Proxy Statement relating to the PSP 2009 are fair and accurate and that there are no material facts the omission of which would make any statement in such paragraphs of this Proxy Statement misleading.
The Board recommends a vote for the resolution set out in Proposal 7(d) as described above and in the Notice of Annual General Meeting.
Proposal No. 7(e)
Adoption of new Equity Grant Plan for Non-Executive Directors
STATS ChipPAC is requesting that its shareholders vote in favor of adopting the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (the “NED Plan”), as substantially set out in Appendix 2 to the Proxy Statement. The NED Plan was approved by the Committee on March 4, 2009, subject to shareholder approval.

General
The following is a summary of the principal features of the NED Plan. This summary, however, does not purport to be a complete description of all of the provisions of the NED Plan. It is qualified in its entirety by reference to the full text of the NED Plan.
Rationale for the NED Plan
The NED Plan is proposed on the basis that it is important to give recognition to non-executive directors of the Company who have contributed to the Group. The NED Plan will give participants an opportunity to have a personal equity interest in the Company and will help to:
(a)	align the interests of the participants with the interests of the shareholders of the Company;

(b)	motivate each participant to maintain a high level of contribution to the Group; and

(c)	give recognition to the contributions made or to be made by directors of the Company who perform a non-executive function (“Non-Executive Directors” and each, a “Non-Executive Director”) to the Group.
The NED Plan is open to Directors who are non-employees of the Company. The Company recognizes the contributions made by Non-Executive Directors as well as the important role undertaken by them in the overall management of the Company. The participation of Non-Executive Directors in the NED Plan will therefore enable the Company to foster an ownership culture which aligns the interests of the Non-Executive Directors with the interests of Shareholders.
Committee
The NED Plan will be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the Board. No member of the Committee shall participate in any deliberation or decision in respect of Ordinary Shares (as defined below) issuable to him under the NED Plan.
Eligibility
Non-Executive Directors shall, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, be eligible to participate in the NED Plan at the absolute discretion of the Committee.
Offer to Participate
The Committee may extend an offer to any of the Non-Executive Directors to participate in the NED Plan as the Committee may select in its absolute discretion, at any time during the period when the NED Plan is in force. No consideration shall be payable for an offer to participate in the NED Plan made to, or for Ordinary Shares received by, Non-Executive Directors under the NED Plan.
For these purposes, the term “Ordinary Shares” means the number of outstanding shares in the capital of the Company as at the adoption date of the NED Plan on a fully-diluted basis, including shares issuable upon conversion of all outstanding convertible bonds (note that there are none outstanding) as of the adoption date, any shares issued with regard to any future acquisition and any equity grants awarded prior to the adoption date, but does not include any adjustments due to dilution that may result from future share issuances (other than in the context of any future acquisitions involving the issuance of shares and issuance of shares with regard to equity grants awarded prior to the adoption date), or future grants of share options, restricted share units and performance shares.
An offer extended to a selected Non-Executive Director to participate in the NED Plan is personal to the participant to whom it is extended and, prior to the allotment to the participant of the Ordinary Shares under the NED Plan, shall not be transferred (other than to a participant’s personal representative on the death of that participant), charged, assigned, pledged or otherwise disposed of, except with the prior approval of the Committee. If a participant does anything as a result of which he would or might be deprived of any rights under an offer extended to such Non-Executive Director to participate in the NED Plan without the prior approval of the Committee, his participation in the NED Plan shall immediately cease.

Events Prior to Issuance of Ordinary Shares
Cessation as Non-Executive Director
In the event that a participant ceases to be a Non-Executive Director for any reason whatsoever, his participation in the NED Plan shall, unless otherwise determined by the Committee, immediately cease without any claim against the Company.
Where the Committee exercises its discretion and determines that the participation of a participant in the NED Plan shall not cease even though such participant has ceased to be a Non-Executive Director, that participant may, at the discretion of the Committee, earn a pro-rata portion of the Ordinary Shares based on the length of the participant’s service as a Non-Executive Director during the period beginning on January 1, 2007 and ending on December 31, 2011, with the number of Ordinary Shares issuable to be determined as and when the same is determined and paid for the other participants, and subject to the terms and conditions of the NED Plan. In the event the Ordinary Shares are issuable on or after December 31, 2011, the Committee shall have discretion as to whether or not 100% of the Ordinary Shares issuable in payment of the pro-rata portion of the Ordinary Shares issuable shall become immediately payable, or whether 50% of the pro-rata portion of the Ordinary Shares issuable will be forfeited.
Change in Control
In the event of a Change in Control (as defined in the NED Plan), determination of the number of Ordinary Shares issuable shall accelerate immediately prior to such Change in Control event. Participants shall then have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis in any transaction resulting in a Change in Control with respect to all Ordinary Shares issuable.
In the event of a sale of shares of the Company by Temasek or any of its subsidiaries in certain circumstances which does not result in a Change in Control, a pro-rata issuance of Ordinary Shares shall occur, and the participants shall have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis with respect to all Ordinary Shares issuable.
Determination of Number of Ordinary Shares Issuable
Unless as otherwise provided in the NED Plan, determination of the number of Ordinary Shares issuable under the NED Plan shall occur on or after December 31, 2011 and in accordance with the NED Plan, subject to the participant then holding office as a Non-Executive Director on December 31, 2011.
The number of Ordinary Shares to be issued to each participant shall be determined by the Committee, and shall depend on the extent to which the EP Targets set by the Committee are achieved or exceeded as well as any other criteria and considerations deemed appropriate by the Committee.
The number of Ordinary Shares which may be issued under the NED Plan shall be calculated based on 0.30% of the outstanding Ordinary Shares (“Base Number”) with the aggregate number of the Ordinary Shares available for delivery to be subject to the NED Plan and to the Performance Multiplier (as defined in, and applied pursuant to, the NED Plan) at each time of payment, whether on a pro-rata basis or completely, the minimum of which would be 50% of the Base Number to be issued for EP of at least a prescribed amount below the relevant EP Target, and the maximum of which would be 150% of the Base Number to be issued for EP of a prescribed amount or more above the relevant EP Target (and proportionately between 50% and 150% of EP Target). Where a minimum of the prescribed amount below the relevant EP Target is not met, the Committee shall have the power, in its good faith and reasonable discretion, to determine the aggregate number of Ordinary Shares that may be deliverable. In the event that the Performance Multiplier is applied to the maximum extent permissible under the NED Plan, an aggregate of up to 0.45% of the Ordinary Shares could be payable and issued.
Payment
Subject to the Rules of the NED Plan, to the participant’s then holding office as a Non-Executive Director as of December 31, 2011 and on the basis that there is no event triggering full issuance of Ordinary Shares and payout (or pro-rata issuance of the Ordinary Shares and payout in excess of 50%), upon determination of the number of Ordinary Shares issuable on or after December 31, 2011, 50% of the unissued Ordinary Shares issuable shall become immediately payable by way of an allotment to the participant of the relevant number of Ordinary Shares. Should the Ordinary Shares be unavailable for payment as marketable securities, such participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, determined in accordance with the EBITDA Valuation Formula prescribed under the NED Plan. The remaining 50% of the Ordinary Shares issuable shall remain as unissued Ordinary Shares and shall be carried forward into a new share incentive plan to be adopted by the Company.

New shares allotted and issued shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing shares, the record date for which is on or after the date the Ordinary Shares are issued pursuant to the NED Plan, and shall in all other respects rank pari passu with other existing shares then in issue.
Shares allotted and issued pursuant to the NED Plan are subject to certain restrictions and rights, including a right of first refusal by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, on any sale by a participant of his shares, and a call right by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, and a put right by the participant (or, at the discretion of the Committee, the beneficiaries of such participant in the event of the participant’s death) upon a participant ceasing to hold office as a Non-Executive Director. These restrictions and rights do not apply as long as the shares of the Company are listed and traded on the SGX-ST and/or any other internationally recognized stock exchange.
Adjustment Events
In the event of any dividend, share split, combination, or acquisition involving a share issuance or any exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution of the assets of the Company to its shareholders, or any other change affecting the Ordinary Shares or the share price, the Committee shall make such proportionate adjustments, if any, as necessary to reflect such change with respect to the aggregate number and type of shares that may be issued under the NED Plan and the applicable performance targets or criteria with respect thereto. Any adjustment, except in relation to a capitalization issue, must be confirmed in writing by the auditors of the Company to be in their opinion, fair and reasonable.
Size and Duration of the NED Plan
The total number of shares which may be issued under the NED Plan on any date:
(i)	when added to the total number of new Shares issued and issuable under the NED Plan, shall not exceed 0.45% of the total number of the outstanding Ordinary Shares; and

(ii)	when added to the total number of new Shares issued and issuable (i) under the NED Plan, and (ii) pursuant to awards granted under the PSP 2009, shall not exceed 15% of the total number of issued Shares from time to time (excluding treasury shares).
The NED Plan shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten (10) years commencing on the adoption date. The NED Plan may continue beyond the stipulated 10-year period with the approval of the Company’s shareholders by ordinary resolution in general meeting and of any relevant authorities.
Modifications to the NED Plan
Any or all of the Rules of the NED Plan may be modified and/or altered at any time and from time to time by a resolution of the Committee, subject to the prior approval of the SGX-ST and such other regulatory authorities as may be necessary.
However, no modification or alteration shall adversely affect the rights of any participant except with the consent in writing of not less than a majority in number of those Participants whose rights would be so adversely affected.
No alteration shall be made to certain Rules of the NED Plan to the advantage of participants except with the prior approval of the Company’s shareholders in general meeting.
Governing Law
The NED Plan shall be governed by, and construed in accordance with, the laws of Singapore. Participants, by accepting an offer to participate in accordance with the NED Plan, and the Company submit to the exclusive jurisdiction of the Singapore courts.
Disclosures in Annual Report
The Company will make such disclosures in its annual report for so long as the NED Plan continues in operation as required by the Listing Manual including the following (where applicable):
(a)	the names of the members of the Committee administering the NED Plan;

(b)	in respect of all the participants of the NED Plan, the following information:

(aa)	the name of the participant; and

(bb)	the number of new Shares issued to such participant during the financial year under review; and
(c)	in relation to the NED Plan, the aggregate number of Ordinary Shares that have been allotted and issued under the NED Plan since the commencement of the NED Plan to the end of the financial year under review, or as otherwise required under the Listing Manual from time to time.
Financial Effects of the NED Plan
Participants may receive Ordinary Shares or should the Ordinary Shares be unavailable for payment as marketable securities, participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, determined in accordance with the EBITDA Valuation Formula prescribed under the NED Plan. In the event that the participants receive Ordinary Shares, the awards would be accounted for based on the provisions of SFAS 123(R) as described in the following paragraph.
SFAS 123(R) requires the measurement of share-based compensation expense based on estimated fair value. The Company measures grant-date fair value estimates and recognizes the share-based compensation expense net of estimated forfeitures as a charge to the profit and loss account over the period between the grant date and the delivery date of the respective grants. Generally, the grant date is determined based on the communication date of the key terms and conditions of the share plan to the recipient.
The following sets out the financial effects of the NED Plan:
Share Capital
The NED Plan will result in an increase in the Company’s issued shares as a consequence of the issuance of new Ordinary Shares to the participants. The number of new Ordinary Shares issued will depend on the extent to which the EP Targets are achieved or exceeded, as well as other criteria and considerations deemed appropriate by the Committee. In any case, the NED Plan provides that, when added to the total number of new shares issued and issuable (i) under the NED Plan and (ii) pursuant to awards granted under the PSP 2009, the total number of shares which may be issued under the NED Plan shall not exceed 15% of the total number of issued shares from time to time (excluding treasury shares).
NTA
As described below in the following paragraph on EPS, the NED Plan is likely to result in a charge to the Company’s profit and loss account over the period between the grant date and the delivery date of the respective grants. Generally, the grant date is determined based on the communication date of the key terms and conditions of the share plan to the recipient. The amount of the charge will be computed in accordance with SFAS 123(R). If new Ordinary Shares are issued under the NED Plan, there would be no effect on the NTA.
EPS
The NED Plan is likely to result in a charge to earnings over the period between the grant date and the delivery date of the respective grants, computed in accordance with SFAS 123(R). Generally, the grant date is determined based on the communication date of the key terms and conditions of the share plan to the recipient.
It should again be noted that the delivery of Ordinary Shares to participants under the NED Plan will generally be contingent upon the Company and the participants meeting the prescribed performance targets and conditions.
Dilutive Impact
It is expected that the dilutive impact of the NED Plan on the NTA per Share and EPS will not be significant as explained below.
The NED Plan provides that, when added to the total number of new Shares issued and issuable (i) under the NED Plan, and (ii) pursuant to awards granted under the PSP 2009, the total number of Shares which may be issued under the NED Plan on any date shall not exceed 15% of the total number of issued Shares from time to time (excluding treasury shares). Accordingly, there will be no significant dilution of shareholders’ shareholding percentages as a result of the introduction of the NED Plan as such plan provides that the number of Ordinary Shares available for issuance under the NED Plan is limited to up to 0.30% of the outstanding Ordinary Shares and that in the event that the Performance Multiplier is applied to the maximum extent permissible under the NED Plan, only an aggregate of up to 0.45% of the Ordinary Shares could be payable and issued.

Abstention from Voting
Any shareholder of the Company who is eligible to participate in the NED Plan must abstain from voting in the Annual General Meeting to approve the ordinary resolution relating to the adoption of the NED Plan. Such shareholder should also not accept nominations to act as proxy, corporate representative or attorney to vote at the Annual General Meeting, unless the shareholder appointing him indicates clearly how his votes are to be cast in respect of such ordinary resolution.
Directors’ Interest
Save as disclosed herein, none of the Directors of the Company has any interest, direct or indirect, in the NED Plan.
In-Principle Approval from the SGX-ST
The SGX-ST has granted in-principle approval for the listing and quotation of the new shares to be issued pursuant to the NED Plan. Admission of new shares to be allotted and issued pursuant to the NED Plan to, and quotation of such new shares on, the Main Board of the SGX-ST are in no way reflective of the merits of the Company, the Group or the NED Plan.
Directors’ Responsibility Statement
The Directors collectively and individually accept responsibility for the accuracy of the information given in this Proxy Statement in relation to the NED Plan and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in the relevant paragraphs of this Proxy Statement relating to the NED Plan are fair and accurate and that there are no material facts the omission of which would make any statement in such paragraphs of this Proxy Statement misleading.
The Board recommends a vote for the resolution set out in Proposal 7(e) as described above and in the Notice of Annual General Meeting.
Proposal No. 7(f)
Renewal of the Share Purchase Mandate
1.	Background

It is a requirement that a Singapore incorporated company such as STATS ChipPAC which wishes to purchase or acquire its own shares should obtain approval of its shareholders to do so at a general meeting of its shareholders. Accordingly, approval was sought from shareholders at the last Annual General Meeting held on April 23, 2008 for a general and unconditional mandate (the “Share Purchase Mandate”) to be given for the purchase or acquisition by STATS ChipPAC of its issued shares.

As approved by shareholders at the last annual general meeting held on April 23, 2008, the authority conferred by the Share Purchase Mandate will continue in force until the next annual general meeting of STATS ChipPAC, which is scheduled to be held on April 27, 2009 (whereupon it will lapse, unless renewed at such meeting). As of December 28, 2008, the Company has not repurchased any shares.

2.	Rationale for the Renewal of the Share Purchase Mandate

The rationale for STATS ChipPAC to undertake a purchase or acquisition of its is as follows:
(a)	In managing our business, management strives to increase shareholders’ value. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which shareholders’ value may be enhanced.

(b)	The Share Purchase Mandate will provide us with greater flexibility in managing our capital and maximising returns to our shareholders. To the extent that STATS ChipPAC has capital and surplus funds that are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to shareholders in an expedient, effective and cost-efficient manner.

(c)	A share repurchase program will also allow management to effectively manage and minimise the dilutive impact (if any) associated with employee or share compensation schemes.

(d)	Share repurchase programs help buffer short-term share price volatility.

(e)	The Share Purchase Mandate will provide STATS ChipPAC the flexibility to undertake share repurchases at any time, subject to market conditions and applicable laws, during the period when the Share Purchase Mandate is in force.
The purchase or acquisition of shares will only be undertaken if it can benefit STATS ChipPAC and shareholders. Shareholders should note that purchases or acquisitions of shares pursuant to the Share Purchase Mandate may not be carried out to the full limit as authorized. No purchase or acquisition of shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of STATS ChipPAC and its subsidiaries (the “Group”) as a whole.

3.	Authority and Limits of the Share Purchase Mandate. The authority and limitations placed on the purchases or acquisitions of shares by STATS ChipPAC under the Share Purchase Mandate, if renewed at the Annual General Meeting, are summarised below. STATS ChipPAC intends to effect repurchases of shares in compliance with all applicable laws.
3.1	Maximum number of shares

Only shares which are issued and fully paid-up may be purchased or acquired by STATS ChipPAC. The total number of shares which may be purchased or acquired by STATS ChipPAC pursuant to the Share Purchase Mandate is limited to that number of shares representing not more than 2.5% of the total number of issued ordinary shares of STATS ChipPAC as of the date of the forthcoming Annual General Meeting at which the Share Purchase Mandate is renewed. Any shares which are held as treasury shares will be disregarded for the purposes of computing the 2.5% limit.

3.2	Duration of authority

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting, at which the Share Purchase Mandate is renewed, up to:
(a)	the date on which the next annual general meeting of STATS ChipPAC is held or required by law to be held; or

(b)	the date on which the authority conferred by the Share Purchase Mandate is revoked or varied, whichever is the earlier.

3.3	Manner of purchases or acquisitions of shares

Purchases or acquisitions of shares may be made by way of:
(a)	on-market purchases (“Market Purchases”), in respect of shares transacted through the SGX-ST’s trading system or on any other securities exchange on which the shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by STATS ChipPAC for the purpose; and/or

(b)	off-market purchases (“Off-Market Purchases”), otherwise than on a securities exchange, in accordance with an equal access scheme or schemes.
The Company may or may not effect any Off-Market Purchases. If it does so, the Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, applicable U.S. federal securities law and the Companies Act as they consider fit in the interests of STATS ChipPAC in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:
(i)	offers for the purchase or acquisition of shares shall be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii)	all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii)	the terms of all the offers are the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.
If STATS ChipPAC wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will comply with all applicable U.S federal securities laws and the Companies Act and will issue an offer document containing at least the following information:
(i)	the terms and conditions of the offer;

(ii)	the period and procedures for acceptances; and

(iii)	the information required under Rules 883(2), (3), (4) and (5) of the SGX-ST Listing Manual and required by applicable U.S federal securities laws regulating tender offers.
3.4	Purchase Price

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares as determined by the Directors pursuant to the Share Purchase Mandate (both Market Purchases and Off-Market Purchases) must not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST at the time the purchase is effected (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) (the “Maximum Price”).
4.	Status of Purchased Shares. A share purchased or acquired by STATS ChipPAC is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the share will expire on such cancellation) unless such share is held by STATS ChipPAC as a treasury share. Accordingly, the total number of issued shares will be diminished by the number of shares purchased or acquired by STATS ChipPAC and which are not held as treasury shares.

5.	Treasury Shares. Under the Companies Act, shares purchased or acquired by STATS ChipPAC may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:
5.1	Maximum Holdings

The number of shares held as treasury shares cannot at any time exceed 10% of the total number of issued shares.

5.2	Voting and Other Rights

STATS ChipPAC cannot exercise any right in respect of treasury shares. In particular, STATS ChipPAC cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, STATS ChipPAC shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of STATS ChipPAC’s assets may be made, to STATS ChipPAC in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a subdivision or consolidation of any treasury share into treasury shares of a smaller amount is allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

5.3	Disposal and Cancellation

Where shares are held as treasury shares, STATS ChipPAC may at any time:
(a)	sell the treasury shares for cash;

(b)	transfer the treasury shares for the purposes of or pursuant to an employees’ share scheme;

(c)	transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d)	cancel the treasury shares; or

(e)	sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.
6.	Source of Funds. STATS ChipPAC may purchase or acquire its own shares out of capital, as well as from its profits.

The Company will use internal resources or external borrowings or a combination of both to fund purchases or acquisitions of shares pursuant to the Share Purchase Mandate.

7.	Financial Effects. The financial effects on the Group arising from purchases or acquisitions of shares which may be made pursuant to the Share Purchase Mandate will depend on, inter alia, whether such shares are purchased or acquired out of profits and/or capital of the Company, the number of such shares purchased or acquired, the price paid for such shares and whether such shares purchased or acquired are held as treasury shares or cancelled. The financial effects on the Group, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 28, 2008, are based on the assumptions set out below.
7.1	Purchase or Acquisition out of Capital or Profits

Under the Companies Act, purchases or acquisitions of shares by STATS ChipPAC may be made out of STATS ChipPAC’s capital or profits so long as STATS ChipPAC is solvent.

Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by STATS ChipPAC. Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of capital, the amount available for the distribution of cash dividends by STATS ChipPAC will not be reduced.

7.2	Information as of February 27, 2009 (the “Latest Practicable Date”)

As at the Latest Practicable Date, the issued capital of STATS ChipPAC comprised 2,202,218,293 shares. In addition, as at the Latest Practicable Date, there were outstanding and remaining unexercised share options to subscribe for 13,749,307 shares. Except in respect of shares which are issuable pursuant to the Option Plans, no shares are reserved for issue by STATS ChipPAC as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 2,202,218,293 shares in issue as at the Latest Practicable Date and assuming no further shares are issued, the purchase by STATS ChipPAC of 2.5% of its issued shares will result in the purchase or acquisition of 55,055,457 shares.

Assuming that STATS ChipPAC purchases or acquires the 55,055,457 shares at the Maximum Price of S$0.373 (approximately US$0.241 based on the exchange rate as of February 27, 2009) for one share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 55,055,457 shares is S$20,536,000 (approximately US$13,275,000 based on the exchange rate as of February 27, 2009). As of the Latest Practicable Date, the exchange rate was US$1.00 to S$1.5469.

Although the Share Purchase Mandate would authorize the Company to purchase or acquire up to 2.5% of its issued shares as at the date on which the Share Purchase Mandate is renewed at the Annual General Meeting, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of its issued shares. As set out above, the Company may purchase or acquire its own shares out of capital, as well as from its profits so long as the Company is solvent. With effect from January 30, 2006, all amounts standing to the credit of the Company’s share premium account and any amount standing to the credit of the Company’s capital redemption reserve has become part of the Company’s share capital and can be used for the purchase of its own shares.

As STATS ChipPAC does not have accumulated profits as at December 28, 2008, we have not provided the financial effects on STATS ChipPAC arising from purchases or acquisitions of shares made out of STATS ChipPAC’s profits.

7.3	Illustrative Financial Effects

The financial effects on the Group arising from purchases or acquisitions of shares which may be made pursuant to the Share Purchase Mandate will depend on, inter alia, the aggregate number of shares purchased or acquired, whether the purchase or acquisition is made out of capital or profits, and the consideration paid at the relevant time and whether the shares purchased or acquired are cancelled or held as treasury shares. The assumptions include the following:
(a)	the Share Purchase Mandate had been effective since the beginning of the financial year ended December 28, 2008 and STATS ChipPAC had purchased 55,055,457 shares as at that date.

(b)	no issuance of shares from the exercise of share options after the Latest Practicable Date; and

(c)	the purchase consideration of S$20,536,000 (approximately US$13,275,000 based on the exchange rate as of February 27, 2008) had been funded from external borrowings at an effective interest rate of 3.57% per annum.
For illustrative purposes only and on the basis of the assumptions set out above, the financial effects of the:

(i)	acquisition of 55,055,457 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and held as treasury shares; and

(ii)	acquisition of 55,055,457 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and cancelled, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 28, 2008 would be as set out on the following pages:

(a)	Purchases made entirely out of capital and held as treasury shares

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)
Share Capital	2,035,235	2,035,235
Accumulated Other Comprehensive Loss	(12,308)	(12,308)
Accumulated Deficit	(474,270)	(474,744)

	1,548,657	1,548,183
Treasury Shares	—	(13,275)

Total Shareholders’ Equity	1,548,657	1,534,908

Net Tangible Assets	1,011,805	998,056
Current Assets	571,308	571,308
Current Liabilities	378,720	392,469
Total Borrowings	473,453	486,728
Cash and Cash Equivalents	295,916	295,916
Net Debt	177,537	190,812
Number of Shares (’000)	2,202,218	2,202,218 *
Financial Ratios
Net Tangible Assets per Share (US$)	0.46	0.46
Gross Debt Gearing (%)(i)	30.6	31.7
Net Debt Gearing (%)(ii)	11.5	12.4
Current Ratio (times)(iii)	1.51	1.46
Basic Earnings Per Share (US cents)	0.01	0.01
Diluted Earnings Per Share (US cents)	0.01	0.01

*	Includes 55,055,457 shares that are held as treasury shares and is computed based on 2,202,218,293 shares in issue as at the Latest Practicable Date.

Notes:

(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

(b)	Purchases made entirely out of capital and cancelled

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)
Share Capital	2,035,235	2,021,960
Accumulated Other Comprehensive Loss	(12,308)	(12,308)
Accumulated Deficit	(474,270)	(474,744)

	1,548,657	1,534,908
Treasury Shares	—	—

Total Shareholders’ Equity	1,548,657	1,534,908

Net Tangible Assets	1,011,805	998,056
Current Assets	571,308	571,308
Current Liabilities	378,720	392,469
Total Borrowings	473,453	486,728
Cash and Cash Equivalents	295,916	295,916
Net Debt	177,537	190,812
Number of Shares (’000)	2,202,218	2,147,163 *
Financial Ratios
Net Tangible Assets per Share (US$)	0.46	0.46
Gross Debt Gearing (%)(i)	30.6	31.7
Net Debt Gearing (%)(ii)	11.5	12.4
Current Ratio (times)(iii)	1.51	1.46
Basic Earnings Per Share (US cents)	0.01	0.01
Diluted Earnings Per Share (US cents)	0.01	0.01

*	Excludes 55,055,457 shares cancelled and is computed based on 2,202,218,293 shares in issue as at the Latest Practicable Date.

Notes:

(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

The financial effects set out above are for illustrative purposes only and based on the aforementioned assumptions. It is important to note that the above analysis is based on the historical numbers in respect of the financial year ended December 28, 2008 and is not necessarily indicative of future performances. Although the Share Purchase Mandate would authorize STATS ChipPAC to purchase or acquire up to 2.5% of the issued, STATS ChipPAC may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of the issued shares. In addition, STATS ChipPAC may cancel all or part of the shares repurchased or hold all or part of the shares repurchased in treasury.

8.	Shares Repurchased
8.1	Disclosure of total number of shares repurchased

STATS ChipPAC, as a foreign private issuer, is required to file an annual report on Form 20-F with the U.S. Securities and Exchange Commission, which requires disclosure, among other things, for each of the preceding twelve months during its most recently completed financial year, of the total number of shares repurchased as part of a publicly announced program and the maximum number (or approximate dollar value) of shares that may yet be purchased under the program.

8.2	Insider Trading Policy

STATS ChipPAC has an Insider Trading Policy (the “Insider Trading Policy”) which guides and assists the Company and its Directors, officers and employees in the handling of corporate information and to prevent violations, whether inadvertent or otherwise, of the restrictions on insider trading under applicable laws and stock exchange rules. STATS ChipPAC will undertake any purchase or acquisition of shares pursuant to the Share Purchase Mandate in compliance with applicable insider trading laws and regulations.

8.3	Public Shareholders

As at January 31, 2009, approximately 16.2% of the Shares are held by shareholders other than Temasek and our directors. In undertaking purchases or acquisitions of its Shares through Market Purchases, STATS ChipPAC’s intention is that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity, to affect orderly trading or to affect the listing of the shares on the SGX-ST.
9.	Take-over Implications. Appendix 2 of the Singapore Code on Take-overs and Mergers (the “Code”) contains the Share Buy-Back Guidance Note applicable as at the Latest Practicable Date. The take-over implications arising from any purchase or acquisition by STATS ChipPAC of its shares are set out below:
9.1	Obligation to make a Take-over Offer

If, as a result of any purchase or acquisition by STATS ChipPAC of its shares, a shareholder’s proportionate interest in the voting capital of STATS ChipPAC increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Code. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or group of shareholders acting in concert obtains or consolidates effective control of STATS ChipPAC, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for STATS ChipPAC under Rule 14 of the Code.

9.2	Persons Acting in Concert

Under the Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the Code presumes, inter alia, the following individuals and companies to be persons acting in concert with each other:
(a)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b)	a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the aforementioned for the purchase of voting rights, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which shareholders of STATS ChipPAC (including Directors of STATS ChipPAC) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of shares by STATS ChipPAC are set out in Appendix 2 of the Code.
9.3	Effect of Rule 14 and Appendix 2

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of STATS ChipPAC and persons acting in concert with them will incur an obligation to make a take-over offer for STATS ChipPAC under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of STATS ChipPAC’s voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2, a shareholder not acting in concert with the Directors of STATS ChipPAC will not be required to make a take-over offer under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such shareholder in STATS ChipPAC would increase to 30% or more, or, if such shareholder holds not less than 30% but not more than 50% of STATS ChipPAC’s voting rights, the voting rights of such shareholder would increase by more than 1% in any period of six months. Such shareholder need not abstain from voting in respect of Resolution 7(f) authorising the Share Purchase Mandate. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Based on substantial shareholder notifications received by the STATS ChipPAC under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in the “Shareholdings and Share Trading” section of this Proxy Statement, none of the substantial shareholders of STATS ChipPAC would become obliged to make a take-over offer for STATS ChipPAC under Rule 14 of the Code as a result of the purchase by STATS ChipPAC of the maximum limit of 2.5% of its issued shares as at the Latest Practicable Date.
Shareholders are advised to consult their professional advisers and/or the Securities Industry Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any purchase or acquisition of shares by STATS ChipPAC.
The Board recommends a vote for the resolution set out under Proposal No. 7(f) as described above and in the Notice of the Annual General Meeting.
Other Business
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

Directors and Senior Management
The following table sets forth the name, age (as of January 31, 2009) and position of each Director and member of senior management. The business address of our Directors and senior management is our registered office in Singapore.

Name	Age	Position
Board of Directors
Charles R. Wofford (1)(2)(3)(4)	75	Chairman of our Board of Directors
Tan Lay Koon	50	Director, President and Chief Executive Officer
Peter Seah Lim Huat (5)(6)	62	Director
R. Douglas Norby (1)(5)(7)	73	Director
Teng Cheong Kwee (1)(6)(8)(9)	55	Director
Tokumasa Yasui (1)(9)	64	Director
Phoon Siew Heng (8)	45	Director
Senior Management
Wan Choong Hoe	55	Executive Vice President, Chief Operating Officer
Han Byung Joon	49	Executive Vice President, Chief Technology Officer
Hal Lasky (10)	46	Executive Vice President, Chief Sales Officer
John Lau Tai Chong	49	Senior Vice President, Chief Financial Officer
Janet T. Taylor	51	Senior Vice President, General Counsel

Notes:

(1)	Determined by our Board of Directors to be independent for the purposes of the Singapore Code of Corporate Governance 2005.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource and Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Member of the Executive Resource and Compensation Committee.

(6)	Member of the Nominating and Corporate Governance Committee.

(7)	Chairman of the Audit Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Appointed with effect from March 27, 2008.
Our Board of Directors held four meetings in person and three meetings by teleconference in 2008. The average attendance by Directors at Board of Directors meetings they were scheduled to attend was 90%.
Mr. R. Douglas Norby was nominated for election as our Director pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our Director at our extraordinary general meeting on August 4, 2004.
Other than with respect to Mr. R. Douglas Norby, there are no arrangements or understandings with any person pursuant to which any of our Directors or members of senior management were selected. There are no familial relationships among any of our Directors, senior management or substantial shareholders. In January 2005, Mr. Seah became a member of the Temasek advisory panel. Mr. Phoon was appointed Senior Managing Director, Strategy, of Temasek in November 2008. While employed by Temasek, Director’s fees paid by us with regard to Mr. Phoon’s service on our Board are paid directly to Temasek.

Board of Directors
Charles R. Wofford
Mr. Charles Richard Wofford has been a member of our Board of Directors since February 1998 and the Chairman of our Board of Directors since August 2002. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts from Texas Western College.
Tan Lay Koon
Mr. Tan Lay Koon has been our President and Chief Executive Officer and a member of our Board of Directors since June 2002. Mr. Tan joined us in May 2000 as our Chief Financial Officer and in August 2004, he led the formation of STATS ChipPAC with the acquisition of ChipPAC and became our founding President and Chief Executive Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various senior positions in government and financial institutions in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
Peter Seah Lim Huat
Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has also been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of Singapore Technologies Pte. Ltd. and a member of its board of directors. He was a banker for 33 years before retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of S. Rajaratnam School of International Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry Pte Ltd. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
R. Douglas Norby
Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC, Inc. prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., Neterion, Inc., Nexx Systems, Inc. and Intellon Corporation, and serves as the Chairman of each of such companies’ audit committee. Mr. Norby also serves as a consultant to Nanosolar, Inc., a private company. He received his Bachelor of Arts in Economics from Harvard University and Master of Business Administration from Harvard Business School.
Teng Cheong Kwee
Mr. Teng Cheong Kwee has been a member of our Board of Directors since October 2006. He was previously a member of our Board of Directors from January 2001 to August 2004 and was appointed as a member and the Chairman of our Audit Committee in January 2001 and January 2003, respectively. Mr. Teng was the head of Risk Management & Regulatory Division of the Singapore Exchange Limited and has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore. Mr. Teng has more than 20 years of experience in the finance industry. He is also a non-executive Director of several other companies listed on the SGX-ST. Mr. Teng received his Bachelor of Engineering (Industrial) (First Class Honors) and Bachelor of Commerce from the University of Newcastle in Australia.
Tokumasa Yasui
Mr. Tokumasa Yasui has been a member of our Board of Directors since January 2007. Mr. Yasui was an Advisor and Special Advisor to the President of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., which is a joint venture between Hitachi Ltd. and Mitsubishi Ltd, from September 2007 to December 2008 and September 2006 to August 2007, respectively. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc. which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.

Phoon Siew Heng
Mr. Phoon Siew Heng has been a member of our Board of Directors since August 2007. Mr. Phoon has been Senior Managing Director, Strategy of Temasek since November 2008. He was Executive Advisor in Wah Hin & Co. (Pte.) Ltd from January 2008 to October 2008. He was with Temasek from 1999 to September 2007 and was appointed Chief Investment Officer at Temasek in December 2006. Prior to joining Temasek, Mr. Phoon was with Standard Chartered Merchant Bank Asia Ltd. He was a Deputy Director in the Ministry of Finance, Singapore, from 1988 to 1992. He also sits on the board of directors of Alliance Financial Group Berhad, Alliance Bank Malaysia Berhad and Alliance Investment Bank Berhad. He was previously a director of Shin Corporation Public Company Limited, SP PowerGrid Limited, SMRT Corporation Ltd, Singapore Airport Terminal Services Limited and SIA Engineering Company Limited, and a Board Commissioner in PT Bank Internasional Indonesia Tbk and PT Bank Danamon Indonesia Tbk. Mr. Phoon holds a Bachelor of Economics (Honors) from Monash University in Australia.
Committees of our Board of Directors
Audit Committee
The Audit Committee currently consists of three members, all of whom are non-executive Directors and determined by our Board of Directors to be independent under applicable SEC rules and for purposes of the Singapore Code of Corporate Governance 2005. The current members of the Audit Committee are Mr. R. Douglas Norby (Chairman), Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui.
The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and of its external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.
The Audit Committee held five meetings in 2008.
Executive Resource and Compensation Committee
The current members of the Executive Resource and Compensation Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. R. Douglas Norby.
The Executive Resource and Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long-term sustainability of business and long-term shareholders’ return.
The Executive Resource and Compensation Committee is comprised entirely of non-executive Directors, the majority of whom, including the Chairman, qualify as independent Directors under the Singapore Code of Corporate Governance 2005. Our Board of Directors has determined that Mr. Charles R. Wofford and Mr. R. Douglas Norby are independent directors under the Singapore Code of Corporate Governance 2005.
In July 2008, our Board of Directors adopted a new charter for our Executive Resource and Compensation Committee. Our Board of Directors has resolved, with effect from July 29, 2008, to delegate to the Executive Resource and Compensation Committee the power to review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for the Chief Executive Officer and the key management executives of our Company that are at the job level of Executive Vice President and Senior Vice President and who report directly to the Chief Executive Officer as well as the plant managing directors (“Senior Management Executives”).
The Executive Resource and Compensation Committee has delegated to the Chief Executive Officer the power to approve awards to employees at the job level of Senior Vice President and below who do not report directly to the Chief Executive Officer.
Specifically, the duties and responsibilities of the Executive Resource and Compensation Committee include the following:
•	consider, review, vary and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to Senior Management Executives;

•	consider, review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for each Senior Management Executive;

•	review and approve all of our option plans, stock plans and other equity-based plans;

•	review and make recommendations to the Board with regard to each award to Senior Management Executives under each equity based plan;

•	review and approve each award as well as the total proposed awards under each equity based plan in accordance with the rules governing each such plan, including awards to Directors; and

•	approve the remuneration framework, including Director’s fees for our non-executive Directors.
The Executive Resource and Compensation Committee held five meetings in 2008.
Executive Committee
The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Teng Cheong Kwee and Mr. Phoon Siew Heng.
The main objective of the Executive Committee is to enable our Board of Directors to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board of Directors. The Executive Committee also meets with our senior management to review our annual budget and financial performance.
The Executive Committee held four meetings in 2008.
Nominating and Corporate Governance Committee
The current members of the Nominating and Corporate Governance Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Teng Cheong Kwee. The Nominating and Corporate Governance Committee’s responsibilities include identifying suitable candidates for appointment to our Board, with a view to ensuring that the individuals comprising our Board of Directors can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.
We adopt the following practices which are consistent with the Singapore Code of Corporate Governance 2005:
•	The Nominating and Corporate Governance Committee comprises not less than three Directors, the majority of whom, including the Chairman, qualify as independent Directors under the Singapore Code of Corporate Governance 2005. Our Board of Directors has determined that Mr. Charles R. Wofford and Mr. Teng Cheong Kwee are independent directors under the Singapore Code of Corporate Governance 2005.

•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:
(i)	the identification of qualified candidates to become members of our Board of Directors;

(ii)	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which Directors are to be elected);

(iii)	the selection of candidates to fill any vacancies on our Board of Directors;

(iv)	the development and recommendation to our Board of Directors of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v)	the oversight of the evaluation of our Board of Directors and its committees.
The Nominating and Corporate Governance Committee held two meetings in 2008.

Senior Management
Wan Choong Hoe
Mr. Wan Choong Hoe joined us as our Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (“National Semiconductor”), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore, and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd., and from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.
Han Byung Joon
Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with IBM Corporation (“IBM”) and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies which have been patented. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York in 1988. Dr. Han attended the Harvard Business School’s Executive Advanced Management Program in 2008.
Hal Lasky
Mr. Hal Lasky joined us as our Chief Sales Officer in March 2008. Prior to joining us, he spent 24 years at IBM where he held a number of key leadership positions, most recently as Vice President of Worldwide Semiconductor Sales for IBM’s Microelectronics group with responsibility for worldwide semiconductor revenue, sales strategy and strategic relationships with clients in the consumer, communications and information technology markets. Prior to that, he held various senior management positions in IBM’s Systems and Technology Group, Microelectronics Business Line and Interconnect Products Business Line. Mr. Lasky holds a Bachelor of Science degree in Ceramic Engineering from Rutgers University and a Master’s degree in Materials Science and Engineering from Columbia University. He is also a graduate of the IBM Client Executive Program at Harvard Business School.
John Lau Tai Chong
Mr. John Lau Tai Chong joined us as our Chief Financial Officer in October 2007. Prior to joining us, he was Chief Financial Officer at Abacus International Pte Ltd with overall responsibility for spearheading strategic and financial planning, management and statutory reporting, controllership, tax planning, treasury and risk management, legal, mergers and acquisitions, strategic investments and strategic operations of Abacus International Pte Ltd and its subsidiaries. Prior to that, Mr. Lau was Vice President, Finance for Praxair Asia Inc. and held various senior management positions with Sembawang Corporation Ltd. Mr. Lau graduated with a Bachelor of Accountancy from National University of Singapore. He also holds a Master of Business Administration from Golden Gate University in San Francisco, California.
Janet T. Taylor
Ms. Janet T. Taylor joined us as our General Counsel in June 2005. Prior to joining our Company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb, Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts (History) from the University of Texas and a Bachelor of Business Administration (Accounting) from Sam Houston State University.

Compensation of Directors and Senior Management
The following table sets forth the aggregate amount of compensation, including bonus paid or proposed to be paid, for all of our Directors and senior management with respect to services rendered in 2008.

	Executive	Non-executive
	Director	Directors (1)		Total (2)
	(In US$)	(In US$)		(In US$)
Charles R. Wofford		$132,000		$132,000
Tan Lay Koon	$1,767,252			1,767,252
Peter Seah Lim Huat		46,000		46,000
R. Douglas Norby		69,000		69,000
Teng Cheong Kwee		56,000		56,000
Tokumasa Yasui		58,000		58,000
Phoon Siew Heng		44,000	(3)	44,000	(3)
Senior management (excluding our Chief Executive Officer) as a group				2,946,638

	$1,767,252	$405,000		$5,118,890

Notes:

(1)	We have sought advance approval, at our annual general meeting in April 2008, for the payment of directors’ fees of approximately US$518,000 for 2008.

(2)	Does not include compensation given in the form of share options and restricted share units. For more information on share options and restricted share units granted to our directors and senior management, see “Share Ownership for Directors and Senior Management.” Includes US$98,175 representing payment of one-third of the notional Economic Value Added (“EVA”) bank account. See discussion below.

(3)	Including the amount paid directly to Temasek during Mr. Phoon Siew Heng’s employment at Temasek.
We currently have seven Directors on our Board. Our executive Director does not receive any Director fees. Our non-executive Directors are paid Directors’ fees. Our non-executive Directors are also reimbursed for reasonable expenses they incur in attending meetings of our Board of Directors and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2008 had been approved by our shareholders at our annual general meeting in April 2008. We intend to seek advance approval, at our general meeting to be held in April 2009, for the payment of Directors’ fees of approximately US$473,000 for 2009.
We provided to our Directors and officers customary directors’ and officers’ liability insurance coverage in 2008.
At our last annual general meeting of shareholders held in April 2008, we obtained shareholders’ approval for the renewal of the share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases. We intend to effect any such repurchases in compliance with Rule 10b-18 under the Exchange Act. The share repurchase program, among other things, allows us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) for our employee share plans. We intend to seek shareholders’ approval for the renewal of the share repurchase program at our annual general meeting to be held in April 2009.
Our overall compensation scheme continues to include a short-term (annual) cash incentive plan to reward our senior executives and other eligible employees for their performance and contributions. The short-term incentive plan is funded by a pool of monies that we set aside based on a predetermined aggregate percentage of payroll. Payment in 2009 with respect to services rendered in 2008 is dependant on the participant’s level of achievement measured against corporate financial targets, as well as plant and functional goals. Each participant has a bonus target measured as a percentage of base salary.
In addition to the short-term incentive plan, the Directors, senior executives and other designated employees were eligible to participate in a restricted share plan until it was terminated in March 2008. See “Share Ownership for Directors and Senior Management — Employees’ Share Ownership Schemes.”
Our Board of Directors is considering a long-term equity grant plan for non-executive Directors under which ordinary shares or cash may be awarded depending on our Company’s performance measured against specific targets over a period of time. The awards under such proposed plan may take the form of ordinary shares or cash depending on the form of the plan to be determined by our Board of Directors and approved by shareholders.
Finally, Mr. Tan Lay Koon and a very limited group of the most senior executives are eligible to participate in a modified long-term cash incentive plan based on measuring EVA. EVA improvement year over year funds a group EVA pool. If the group EVA pool has a net positive balance in a given year, individual EVA bonuses would be distributed to eligible participants (one-third is paid directly to the participant and two-thirds is held in an individual EVA bank account for each participant).
The amount of the group incentive EVA pool is derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool is based on the collective achievement of the corporate goals, achievement of individual performance targets and individual scoring on corporate values. Each eligible senior executive has his or her own notional EVA bank account. The bonus earned each year is added to his or her notional EVA bank account, and payment is made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan was suspended for the year 2005 while our compensation plan was under review and was resumed in year 2006. Payments were made under this plan in 2006, 2007 and 2008. Payments may continue to be made under this incentive plan but there have been no additional amounts allocated to the notional EVA bank accounts since 2006.
Pension, Retirement or Similar Benefits
We do not provide any post-retirement benefits other than those pursuant to the plans required or permitted by local regulations and described below.
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for 2006, 2007 and 2008 was approximately US$9.1 million, US$10.7 million and US$8.2 million, respectively. In accordance with the National Pension Act of South Korea, a certain portion of these severance benefits are deposited with the Korean National Pension Fund.
Additionally, under the National Pension Act of South Korea, STATS ChipPAC Korea Ltd. is required to contribute a certain percentage for pension based on each employee’s salary to the Korean National Pension Fund. The expense for the pension benefits in 2006, 2007 and 2008 was approximately US$2.8 million, US$3.3 million and US$3.3 million, respectively.
Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens or Singapore permanent residents. The aggregate expenses under this plan were approximately US$5.3 million in 2006, US$6.1 million in 2007 and US$6.9 million in 2008.
Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our employees in China. In 2006, 2007 and 2008, the aggregate expenses under this plan were approximately US$2.2 million, US$3.1 million and US$3.4 million, respectively.
Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees in Malaysia except for contract and foreign workers. STATS ChipPAC Malaysia Sdn. Bhd.’s total expenses under this plan in 2006, 2007 and 2008 were approximately US$2.0 million, US$2.2 million and US$2.2 million, respectively. Each employee with more than 20 years of service with STATS ChipPAC Malaysia Sdn Bhd is entitled to a single sum payment of US$3,012 upon his or her mandatory retirement from his or her employment at age 55 years. We paid approximately US$51,600, US$84,500 and US$88,400 for such retirement payments in 2006, 2007 and 2008, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
Under Thai law, we make monthly contributions based on the statutory funding requirement into the Employee Provident Fund for substantially all of our employees in Thailand. The aggregate expenses under this plan were approximately US$153,000 in the period from October 2, 2007 (when we acquired LSI’s assembly and test operations in Thailand) to December 31, 2007 and US$632,000 in 2008.
Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited based on their length of service and latest salary at the time of retirement or involuntary termination. The expense for severance benefits in 2007 and 2008 was approximately US$1.4 million and US$0.7 million, respectively.

ChipPAC and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where our Company matches 50% of employee contributions up to 6% of eligible employee compensation. Our matching contributions under the 401(k) plan were approximately US$457,000, US$470,000 and US$471,000 in 2006, 2007 and 2008, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of US$2,000 and US$28 per person and are accrued on a monthly basis. Returns on the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Under Taiwanese law, STATS ChipPAC Taiwan Semiconductor Corporation and STATS ChipPAC Taiwan Co., Ltd. are required to make monthly contributions based on the statutory funding requirement for substantially all of the employees in Taiwan into the employee’s individual pension account overseen by the Bureau of Labor Insurance. In 2006, 2007 and 2008, the aggregate expenses under this plan for STATS ChipPAC Taiwan Semiconductor Corporation were approximately US$364,000, US$334,000 and US$315,000, respectively, and for STATS ChipPAC Taiwan Co., Ltd. were approximately US$99,000, US$141,000 and US$174,000, respectively.
STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 28, 2008, there was no shortfall in the plan’s assets. Total pension plan expenses in 2006, 2007 and 2008 were approximately US$5,000, US$7,000 and US$19,000, respectively.
Share Ownership for Directors and Senior Management
Based on an aggregate of 2,202,218,293 ordinary shares outstanding as of January 31, 2009, each of our Directors and senior management officers had a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly and share options granted as of such date.
Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.
All of our ordinary shares have identical rights in all respects and rank equally with one another.
Share Options for Directors
The following table contains information pertaining to share options held by our Directors as of January 31, 2009.

	Number of Ordinary Shares	Per Share Exercise
	Issuable on Exercise of Option	Price (S$)	Exercisable Period
Tan Lay Koon	700,000	2.826	10/19/2001 to 10/18/2010
	325,000	2.885	04/29/2003 to 04/28/2012
	2,000,000	2.2	06/26/2003 to 06/25/2012
	700,000	1.99	08/06/2004 to 08/05/2013
	500,000	1.91	02/17/2005 to 02/16/2014
Peter Seah Lim Huat	70,000	1.99	08/06/2004 to 08/05/2013
	35,000	1.91	02/17/2005 to 02/16/2014
Teng Cheong Kwee	35,000	1.91	02/17/2005 to 02/16/2009
Employees’ Share Ownership Schemes
In March 2008, we terminated the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”) and the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”), which were adopted in April 2006, and the STATS ChipPAC

Ltd. Employee Share Purchase Plan 2004 (the “ESPP”) which was adopted in August 2004. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP. Upon the termination of the PSP, we cancelled the 2,935,000 unvested performance share units, which resulted in a non-cash charge of US$1.6 million of accelerated share-based compensation expense in 2008.
Our Board of Directors is considering a replacement long-term compensation strategy for senior level employees, including our Chief Executive Officer, under which ordinary shares or cash may be awarded depending on our Company’s performance measured against specified targets over a period of time. The awards may take the form of performance shares or cash bonuses depending on the final form of the plan to be determined by our Board of Directors and approved by shareholders.
In December 2007, consistent with our plans to terminate our ADR program, we amended our plans (where necessary) to eliminate the participants’ option to elect to receive ADSs in lieu of ordinary shares. We terminated our ADR program with effect from April 30, 2008.
At our annual shareholders’ meeting in April 2008, we obtained shareholders’ approval for amendments to, and renewal of, our share purchase mandate, authorizing the repurchase of up to 2.5% of the issued ordinary share capital as of the date of the annual general meeting to allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) under our equity incentive plans. The shareholders’ mandate was renewed at our annual general meeting held in April 2008. The shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date on which the approval is revoked or varied. As of December 28, 2008, we had not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting to be held in April 2009.
STATS ChipPAC Ltd. Restricted Share Plan
We terminated, as of March 2008, the RSP which was adopted in April 2006. The purpose of the RSP was to replace the STATS ChipPAC Share Option Plan commencing 2007 and to offer selected individuals an opportunity to acquire a proprietary interest or to increase their interest in the success of our Company through the grant of Restricted Share Units (“RSUs”).
The RSP was administered by the Executive Resource and Compensation Committee. Employees, directors and consultants were eligible to participant in the RSP.
Each RSU represents an unfunded, unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price as the award vests in accordance with a schedule determined by the Executive Resource and Compensation Committee. RSUs were granted subject to performance conditions. Each RSU has a value equal to the fair market value of an ordinary share and the Executive Resource and Compensation Committee has the authority to settle RSUs in cash or shares. RSUs granted under the plan are generally not transferable. Unvested portions of RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSU award until such ordinary shares have been issued or transferred pursuant to the terms of such award.
The number of ordinary shares that may be issued under the RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP).
In 2007, we granted to our directors, officers and employees RSUs representing 6,976,754 ordinary shares in seven separate grants: two grants in February 2007 aggregating 6,711,754 RSUs; two grants in April 2007 aggregating 56,000 RSUs; two grants in May 2007 aggregating 56,000 RSUs; and one grant in October 2007 for 153,000 RSUs. One-third of the RSUs granted will vest on the anniversary of the grant date over the next three years.
As of January 31, 2009, RSUs representing 3,481,084 ordinary shares were outstanding, out of which RSUs representing 554,575 ordinary shares were held by our directors and executive officers as a group.
We intend to settle all future vested RSUs in cash. Unvested RSUs representing 65,940 ordinary shares of resigned directors were cancelled and RSUs representing 1,405,317 ordinary shares have lapsed.
STATS ChipPAC Ltd. Employee Share Purchase Plan 2004
We terminated, as of March 2008, the ESPP which was adopted in August 2004. We adopted the ESPP to provide our employees the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees.
The ESPP had been administered by the Executive Resource and Compensation Committee. Employees of our Company and designated subsidiaries were eligible to participant in the ESPP.

Prior to the amendments to the ESPP adopted in 2006, substantially all employees could purchase our Company’s ordinary shares at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods. Share purchases were limited to 15% of an employee’s eligible compensation.
In April 2006, changes to the terms of the ESPP were approved by the shareholders. We eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined by reference to the lower of the fair market value at the beginning or the end of the specified purchase period and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, we may match up to 20% of the contributions of ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).
In addition, in 2006, the maximum aggregate number of ordinary shares that may be issued under the ESPP was revised from 130 million ordinary shares to no more than 92 million ordinary shares of our Company (subject to anti-dilution adjustment pursuant to the ESPP). As of January 31, 2009, there were no outstanding employees share purchase rights under the ESPP.
STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (the “Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”, and together with the Substitute Option Plan, the “Substitute Plans”)
In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, approximately 7 million and 73 million ordinary shares, respectively.
As of January 31, 2009, substitute options representing 1,182,914 ordinary shares were outstanding.
STATS ChipPAC Share Option Plan, as amended
Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (the “STATS 1999 option plan”). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives including, among other things, to comply with changes in applicable laws and to bring the plan in line with current market practices. Subsequently, the STATS 1999 option plan was re-named the STATS ChipPAC Share Option Plan. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP. Since December 2006, no options have been granted under the STATS ChipPAC Share Option Plan.
The purpose of the STATS ChipPAC Share Option Plan was to offer selected individuals an opportunity to acquire or increase an ownership interest in our Company through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC Share Option Plan may be either nonqualified options or incentive stock options (“ISO”) intended to qualify under Section 422 of the Internal Revenue Code.
The number of ordinary shares that may be issued under the STATS ChipPAC Share Option Plan may not exceed, in the aggregate, 198 million ordinary shares (subject to anti-dilution adjustments pursuant to the plan), including 80 million ordinary shares that may be issued under the Substitute Plans.
The STATS ChipPAC Share Option Plan was administered by the Executive Resource and Compensation Committee. Subject to certain exceptions as provided in the plan, employees, directors and consultants are eligible for the grant of options.
The exercise price of an ISO must not be less than 100% of the fair market value of our ordinary share on the date of grant. An individual who owns more than 10% of the total combined voting power of all classes of the outstanding shares of the Company or any of our subsidiaries is not eligible to be granted ISOs unless (i) the exercise price of the ISO is at least 110% of the fair market value of the ordinary shares on the date of the grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.
The options typically vest over a four-year period. The term of an option granted to an employee may not exceed seven years from the date of grant. The term of an option granted to a non-employee may not exceed five years from the date of the grant.
As of January 31, 2009, options (under the STATS ChipPAC Share Option Plan and the Substitute Plans combined) to purchase an aggregate of 13,815,900 ordinary shares were outstanding, out of which options to purchase 6,400,000 ordinary shares were held by our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from February 2009 to October 2015.

Shareholdings and Share Trading
The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2009 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Temasek(1)	1,845,715,689	83.8%

(1)	As notified to our Company by Temasek, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek is therefore deemed to beneficially own 1,845,715,689 of our ordinary shares, which are owned directly by STSPL. The percentage beneficially owned is based on an aggregate 2,202,218,293 ordinary shares outstanding as of January 31, 2009.
The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:
•	Prior to the tender offer by STSPL in March 2007, Temasek beneficially owned, and its wholly-owned subsidiary, STSPL, directly owned, approximately 712,228,050 ordinary shares, which represented approximately 35.6% of our outstanding ordinary shares at that time. Upon the consummation of the tender offer in May 2007, Temasek beneficially owned, and STSPL directly owned, 1,838,819,759 ordinary shares (including ordinary shares represented by ADSs and ordinary shares issuable upon conversion of the US$134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL in the tender offer), which represented approximately 84.2% of our outstanding ordinary shares at that time. On May 22, 2008, STSPL converted into US145.1 million ordinary shares its entire US$134.5 million of our 2.5% convertible notes that it acquired in connection with its tender offer in 2007.
All our ordinary shares have identical rights in all respects and rank equally with one another.
Our ordinary shares have been traded on the SGX-ST since January 31, 2000. Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007 and terminated our ADR program effective April 30, 2008.
As of January 31, 2009, 119,003 of our ordinary shares, representing less than 0.01% of our outstanding shares, were held by a total of 32 holders of record with addresses in the United States. Because many of our ordinary shares were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.
The closing price of our ordinary shares on the SGX-ST was S$0.43 per ordinary share on January 30, 2009.
Related Party Transactions
Temasek is a holding company with investments in a group of companies (the “Temasek Group”). We engage in transactions with companies in the Temasek Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms.
We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002 and is automatically renewed on an annual basis unless otherwise terminated. This agreement governed the conduct of business between the parties relating to, among other things, our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement did not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guaranteed minimum loading and issuance of purchase orders of US$450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder. In August 2007, we entered into a three-year joint development agreement with Chartered pursuant to which we agreed to jointly develop packaging technology including, but not limited to, the flip-chip assembly technology for Chartered’s advanced wafer technologies. The joint development agreement may be terminated by either of us upon 60 days’ written notice.
We have US$9.0 million and US$8.6 million of cash and cash equivalents, and US$7.0 million and US$19.4 million of short and long term marketable securities placed with Temasek affiliated financial institutions as of December 30, 2007 and December 28, 2008, respectively. Interest income earned were US$0.3 million and US$0.2 million in 2007 and 2008, respectively.
In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. ANST, an assembly and test company based in Wuxi, China, is a wholly-owned subsidiary of MAT and, in connection with the transaction, we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. Under the agreements entered into in connection with the joint venture, ANST has agreed to purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for US$35 million, to be settled in cash instalments over a four year period until 2010. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of US$5.0 million if the transferred revenues exceed US$180 million over the four year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. CR Logic proposes to assign these agreements to its sister subsidiary, CSMC Technologies Corporation, and we have consented to such assignment.
In April 2007, we entered into a letter agreement with STSPL relating to STSPL’s options proposal in connection with its tender offer for equity securities of our Company. This agreement governed the procedures for settlement of the options proposal, including payment mechanics. The agreement terminated automatically on June 30, 2007.
Our operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfilment of certain conditions.
All new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately US$18.4 million, US$19.8 million and US$16.7 million for 2006, 2007 and 2008, respectively.

APPENDIX 1
STATS CHIPPAC LTD.
PERFORMANCE SHARE PLAN 2009

RULES OF
THE STATS CHIPPAC LTD. PERFORMANCE SHARE PLAN 2009

1.	NAME OF THE PLAN
The Plan shall be called the “STATS ChipPAC Ltd. Performance Share Plan 2009”.

2.	DEFINITIONS
2.1	In the Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Act”	:	The Companies Act, Chapter 50 of Singapore.

“Adoption Date”	:	The date on which the Plan is adopted by the Company in general meeting.

“Articles”	:	The Articles of Association of the Company, as amended from time to time.

“Auditors”	:	The auditors of the Company for the time being.

“Award”	:	A contingent award of Performance Shares granted under Rule 5.

“Award Date”	:	In relation to an Award, the date on which the Award is granted pursuant to Rule 5.

“Board”	:	The board of directors of the Company for the time being.

“Cause”	:	Means:

(a) the Participant’s conduct constituting fraud, bad faith, misconduct, breach of fiduciary duty, gross negligence, material violation of applicable securities laws, conduct that is the subject of a criminal proceeding in connection with his employment with the Group;

(b) the Participant’s failure or refusal to follow any lawful directive of the Board or CEO, provided that the Participant shall have received written notice from the Company of the specific acts of failure or refusal and shall have continued to engage in such acts or failures after receiving such notice;

(c) the Participant engaging in any act of dishonesty, misrepresentation or other moral turpitude against the Company; or

(d) the Participant’s failure to perform his duties and responsibilities in connection with his employment with the Group, provided that the Participant shall have received written notice from the Company of the failure and shall have continued to engage in such failure after receiving such notice.

“CDP”	:	The Central Depository (Pte) Limited.

“CEO”	:	The chief executive officer of the Company for the time being.

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“Change in Control”	:	Means:

		(a)	an acquisition by any person or group of persons acting together of Shares which hold more of the voting power of the Company’s voting Shares than do the Shares owned by Temasek or any of its subsidiaries;

		(b)	a merger or reorganisation of the Company which results in a shareholder of the Company other than Temasek or any of its subsidiaries holding more than 50% of the voting power of the Company’s voting Shares;

		(c)	a sale of all or substantially all of the Company’s assets; or

		(d)	a dissolution or liquidation of the Company.

“Committee”	:	The Executive Resource and Compensation Committee of the Company for the time being.

“Communication”	:	An Award and/or any correspondence made or to be made under the Plan (individually or collectively).

“Company”	:	STATS ChipPAC Ltd., a company incorporated in Singapore.

“EBITDA”	:	The Company’s financial statement net income, subject to add backs for the following items:

		(a)	tax expenses;

		(b)	interest expenses;

		(c)	depreciation and amortisation; and

		(d)	one-time and non-cash items (including but not limited to stock based compensation, equity grant expenses, restructuring and impairment).

“EBITDA Targets”	:	The EBITDA targets set by the Committee.

“EBITDA Valuation Formula”	:	Has the meaning ascribed to it in Rule 7.6.2.

“EP”	:	The Company’s economic profits determined as EBITDA less the following items:

		(a)	depreciation and amortisation;

		(b)	tax expenses; and

		(c)	cost of capital.

For these purposes, “cost of capital” means 11.295% of the aggregate of:

		(i)	net working capital (meaning, current assets (excluding cash and cash equivalents) less non-interest bearing liabilities);

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(ii) net fixed assets (meaning, gross fixed assets less accumulated depreciation);

(iii) goodwill; and

(iv) other non-current assets.

“EP Targets”	:	The EP targets set by the Committee.

“Free Cash Flow” or “FCF”	:	The Company’s EBITDA less the following items:

(a) tax expense;

(b) increase in working capital;

(c) capital expenditure and intangibles; and

(d) investment in the acquisition of the Bangkok facility from LSI (Thai) Ltd, a corporation incorporated in Thailand.

“FCF Targets”	:	The Free Cash Flow targets set by the Committee.

“Group”	:	The Company and its subsidiaries.

“Group Employee”	:	Any senior employee of the Group, including the CEO and any Group Executive Director.

“Group Executive Director”	:	A director of the Company and/or any of its subsidiaries, as the case may be, who performs an executive function.

“Listing Manual”	:	The listing manual of the Singapore Exchange.

“Market Day”	:	A day on which the Singapore Exchange is open for trading in securities.

“Ordinary Shares”	:	The number of outstanding Shares as of the Adoption Date on a fully-diluted basis, including Shares issuable upon conversion of all outstanding convertible bonds as of the Adoption Date, any Shares issued with regard to any future acquisition and any equity grants awarded prior to the Adoption Date, but for the avoidance of doubt does not include any adjustments due to dilution that may result from future share issuances (other than in the context of any future acquisitions involving the issuance of Shares and issuance of Shares with regard to equity grants awarded prior to the Adoption Date), or future grants of share options, restricted share units and performance shares. For the avoidance of doubt, the number of Ordinary Shares may not be varied by the Committee unless otherwise provided by these Rules.

“Participant”	:	The holder of an Award (including, where applicable, the executor or personal representative of such holder).

“Performance Multiplier”	:	Has the meaning ascribed to it in Rules 7.2.3(a), Rule 7.2.3(b) or Rule 7.2.4, as applicable.

“Performance Shares”	:	Represent unfunded and unsecured rights to receive Ordinary Shares.

“Performance Target Formula”	:	Has the meaning ascribed to it in Rule 7.2.3.

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“Plan”	:	The STATS ChipPAC Ltd. Performance Share Plan 2009, as modified or altered from time to time.

“Prescribed Higher Amount”	:	Such dollar amount as set by the Committee.

“Prescribed Lower Amount”	:	Such dollar amount as set by the Committee.

“Qualified Public Offering”	:	Any public offering of the Shares on any stock exchange of recognized international reputation and standing duly approved by the Board.

“Qualified Termination”	:	In relation to a Participant, the termination of his employment with the Group due to that Participant’s death or disability, or the termination of his employment by the Group without Cause.

“Record Date”	:	The date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to, or rights of, holders of Shares.

“Security Device”	:	Any smartcard, digital certificate, digital signature, encryption device, electronic key, logon identifier, password, personal identification number, and/or other code or any access procedure incorporating any one or more of the foregoing, designated by the Company for use in conjunction with the Plan.

“Shares”	:	Ordinary shares in the capital of the Company.

“Singapore Exchange”	:	The Singapore Exchange Securities Trading Limited.

“Syndication”	:	Means:

(a) any transfer and/or assignment of only economic interests underlying part or all of the Shares held by Temasek or any of its subsidiaries, pursuant to an agreement between Temasek or any of its subsidiaries and a third party(ies), whereby Temasek or any of its subsidiaries retains full voting power of such Shares; or

(b) any transfer and/or assignment of interests in part or all of the Shares held by Temasek or any of its subsidiaries to a third party(ies) pursuant to an agreement, whereby such third party(ies) agree to exercise its voting power in concert with Temasek or any of its subsidiaries.

“Temasek”	:	Temasek Holdings (Private) Limited, a company incorporated in Singapore.

“year”	:	Calendar year, unless otherwise stated.

“%”	:	Per centum or percentage.

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2.2	Words importing the singular number shall, where applicable, include the plural number and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter gender.

2.3	Any reference to a time of a day in the Plan is a reference to Singapore time.

2.4	Any reference in the Plan to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in the Plan and used in the Plan shall have the meaning assigned to it under the Act or any statutory modification thereof, as the case may be.

3.	OBJECTIVES OF THE PLAN
The Plan is a share incentive scheme. The Plan is proposed on the basis that it is important to retain staff whose contributions are essential to the well-being and prosperity of the Group and to give recognition to senior employees and executive directors of the Group who have contributed to the growth of the Group. The Plan will give Participants an opportunity to have a personal equity interest in the Company and will help to achieve the following positive objectives:
(a)	to align the interests of the Participants with the interests of the shareholders of the Company;

(b)	to retain key employees and executive directors of the Group whose contributions are essential to the long-term growth and profitability of the Group;

(c)	to instil loyalty to, and a stronger identification by Participants with the long-term prosperity of, the Group;

(d)	to attract potential employees with relevant skills to contribute to the Group and to create value for the shareholders of the Company; and

(e)	to motivate each Participant to optimise his performance standards and efficiency and to maintain a high level of contribution to the Group.

4.	ELIGIBILITY OF PARTICIPANTS, ELIGIBLE PARTICIPANTS AS AT ADOPTION DATE
4.1	Group Employees who have attained the age of 21 years and hold such rank as may be designated by the Committee from time to time shall, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, be eligible to participate in the Plan at the absolute discretion of the Committee.

4.2	Up to 18 Group Employees may be awarded Performance Shares with respect to up to 3.35% of the outstanding Ordinary Shares, with the number of the Ordinary Shares available for delivery to be based on, subject as otherwise provided in these Rules and (in the case of the Group Employees other than the CEO) the Performance Target Formula, and further subject to:
(a)	the Company achieving the EP Targets; and

(b)	the Performance Multiplier,
at each time of vesting of the Performance Shares, whether on a pro-rata basis or completely. In the event that the Performance Multiplier is applied up to the maximum permissible under the Plan, an aggregate of up to 5.02% of the Ordinary Shares could be payable and available for delivery in respect of the Performance Shares.

5.	GRANT OF AWARDS
5.1	The Committee may grant Awards to such eligible Group Employees as the Committee may, on the recommendation of the management of the Company, select in its absolute discretion, at any time during the period when the Plan is in force.

5.2	The number of Performance Shares to be granted to a Participant in accordance with the Plan shall be recommended by the management of the Company and determined at the absolute discretion of the Committee, which shall take into account such criteria as it considers fit.

5.3	The Committee shall, on the recommendation of the management of the Company, decide in

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relation to an Award:
(a)	the Participant;

(b)	the Award Date;

(c)	the number of Performance Shares which are the subject of the Award; and

(d)	any other condition which the Committee may determine in relation to that Award.
5.4	No consideration shall be payable for Awards or for Ordinary Shares receivable upon vesting of the Performance Shares.

5.5	An Award shall be personal to the Participant to whom it is granted and, prior to the allotment to the Participant of the Shares to which the Award relates, shall not be transferred (other than to a Participant’s personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee and if a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Award without the prior approval of the Committee, that Award shall immediately lapse.

6.	CONSEQUENCES OF TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL OR SALE
6.1	Consequences of Termination of Employment

6.1.1	An Award shall, to the extent not yet vested, immediately lapse without any claim whatsoever against the Company, and a Participant shall immediately forfeit all unvested Performance Shares comprised in any Award, in the event of termination of that Participant’s employment with the Group for Cause.

6.1.2	In the event of termination of a Participant’s employment with the Group in a Qualified Termination before the Performance Shares comprised in his Award have vested, then:
(a)	the Participant shall earn a pro-rata portion of the Performance Shares based on the length of the Participant’s employment with the Group during the period beginning on 1 January 2007 and ending on 31 December 2011, with the number of Ordinary Shares deliverable to be determined as and when the same is determined for the other Participants. Such pro-rata portion shall be determined in accordance with the same criteria and subject to the same performance metrics that such Participant’s Performance Shares would have been subject had the Participant continued his employment with the Company through 31 December 2011. Such terminated Participant shall receive payment with regard to his vested pro-rata portion of the Performance Shares on the same date the remaining Participants receive their vested Performance Share payments; and

(b)	in the event the vesting of the pro-rata portion of the Performance Shares occurs on 31 December 2011, the Committee shall have discretion as to whether or not 100% of the Ordinary Shares deliverable in payment of the pro-rata portion of the Performance Shares shall become immediately payable, or whether 50% of the pro-rata portion of the Performance Shares will be forfeited. Should the Ordinary Shares be unavailable for payment as marketable securities, such Participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, as determined in accordance with the EBITDA Valuation Formula.
6.1.3	In the event of termination of a Participant’s employment with Group before the Performance Shares have vested:
(a)	otherwise than for Cause; or

(b)	otherwise than in a Qualified Termination,
the Committee shall have the discretion to determine whether or not such Participant shall be entitled to vesting and payment with respect to any portion of the unvested Performance Shares.

6.1.4	The Committee shall have the discretion to decide on the treatment of any unvested Performance Shares which have been forfeited pursuant to Rule 6.1. Without prejudice to the provisions of Rules 5.1, 5.2 and 5.3, such Performance Shares may be reallocated to any current, new or replacement Participants, taking into consideration the recommendations of the management of the Company.

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6.2	Consequences of Change in Control or Sale
6.2.1	In the event of a Change in Control, vesting of all Performance Shares and determination of the number of Ordinary Shares deliverable shall accelerate immediately prior to such Change in Control event, and the Participants shall have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis in any transaction resulting in a Change in Control with respect to all Ordinary Shares deliverable.

6.2.2	In the event of a sale of Shares by Temasek or any of its subsidiaries which does not result in a Change in Control (including in any Qualified Public Offering but excluding in any Syndication), a pro-rata vesting of the Performance Shares comprised in outstanding Awards shall occur, and the Participants shall have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis with respect to all Ordinary Shares deliverable.

6.2.3	The consideration for the sale of any Shares pursuant to any transaction contemplated by Rule 6.2 shall be in the form of marketable securities. However, if marketable securities are not available, the Participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, as determined in accordance with the EBITDA Valuation Formula.

7.	VESTING OF PERFORMANCE SHARES, DETERMINATION OF ORDINARY SHARES DELIVERABLE, PAYMENT AND OTHER PROVISIONS
7.1	Vesting of Performance Shares

Unless as otherwise provided in Rule 6, vesting of the Performance Shares comprised in outstanding Awards shall occur on 31 December 2011 and determination of the number of Ordinary Shares deliverable with respect to such Performance Shares shall occur thereafter in accordance with this Rule 7, subject to the Participant then being employed by the Group.

7.2	Determination of Number of Ordinary Shares Deliverable

7.2.1	The delivery of Ordinary Shares shall be subject to the Company achieving the EP Targets. If vesting of the Performance Shares occurs:
(a)	on 31 December 2011, only the EP Target for 2011 is applicable; and

(b)	before 31 December 2011, the EP Target for the most recently completed financial year or for the most recently completed four financial quarters, as determined by the Committee, is applicable.
7.2.2	The number of Ordinary Shares to be delivered shall be determined by the Committee and shall, subject as otherwise provided in Rule 7.2.4, be subject to the Performance Multiplier at each time of vesting of the Performance Shares, whether on a pro-rata basis or completely, the minimum of which would be 50% of the number of Performance Shares which are the subject of the Award for EP of at least the Prescribed Lower Amount below the relevant EP Target and the maximum of which would be 150% of the number of Performance Shares which are the subject of the Award for EP of the Prescribed Higher Amount or more above the relevant EP Target, rounded down to the nearest whole Ordinary Share. In the event that the Performance Multiplier is applied up to the maximum permissible under the Plan, an aggregate of up to 5.02% of the Ordinary Shares could be payable and available for delivery in respect of the Performance Shares.

7.2.3	In relation to all Participants other than the CEO, the EP Targets have been correlated to the EBITDA Targets and the Free Cash Flow Targets so that, subject to the Company achieving a minimum of the Prescribed Lower Amount below the applicable EP Target, the number of Ordinary Shares deliverable shall be calculated according to a weighted Performance Target Formula, with 70% of such Ordinary Shares to be determined using the EBITDA Target and the remaining 30% of such Ordinary Shares to be determined using the Free Cash Flow Target, both as set forth below:
(a)	EBITDA. 70% of the total number of Ordinary Shares earned and payable in respect of the Performance Shares comprised in an Award shall be based on an EBITDA Target for the financial year ending on 31 December 2011 as set by the Committee, applying the following Performance Multiplier:
(i)	100% at EBITDA Target;

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(ii)	50% at an EBITDA Target derived from the level of the Prescribed Lower Amount below the corresponding EP Target;

(iii)	150% at an EBITDA Target derived from the level of the Prescribed Higher Amount above the corresponding EP Target, and proportionately between 50% and 150% of the EBITDA Target, in each case rounded down to the nearest whole Ordinary Share.

In the event that the Performance Shares vest before 31 December 2011, 70% of the number of Ordinary Shares deliverable shall be based on the EBITDA Target for the most recently completed financial year as set by the Committee, or for the most recently completed four financial quarters, as determined by the Committee.

(b)	Free Cash Flow. 30% of the total number of Ordinary Shares earned and payable in respect of the Performance Shares comprised in an Award shall be based on a Free Cash Flow Target for the financial year ending on 31 December 2011 as set by the Committee, applying the following Performance Multiplier:
(i)	100% at FCF Target;

(ii)	50% at an FCF Target derived from the level of the Prescribed Lower Amount below the corresponding EP Target;

(iii)	150% at an FCF Target derived from the level of the Prescribed Higher Amount above the corresponding EP Target, and proportionately between 50% and 150% of the FCF Target, in each case rounded down to the nearest whole Ordinary Share.

In the event that the Performance Shares vest before 31 December 2011, 30% of the number of Ordinary Shares deliverable shall be based on the FCF Target for the most recently completed financial year as set by the Committee, or for the most recently completed four financial quarters, as determined by the Committee.
7.2.4	In relation to the CEO, subject to the Company achieving a minimum of the Prescribed Lower Amount below the applicable EP Target, the number of Ordinary Shares deliverable shall be calculated based on an EP Target for the financial year ending 31 December 2011 as set by the Committee, applying the following Performance Multiplier:
(a)	100% at EP Target;

(b)	50% at the Prescribed Lower Amount below the EP Target;

(c)	150% at the Prescribed Higher Amount above the EP Target,
and proportionately between 50% and 150% of EP Target, in each case rounded down to the nearest whole Ordinary Share.

In the event that the Performance Shares vest before 31 December 2011, the number of Ordinary Shares deliverable shall be based on the EP Target for the most recently completed financial year as set by the Committee, or for the most recently completed four financial quarters, as determined by the Committee.

7.2.5	Notwithstanding any other provision of these Rules:
(a)	in relation to all Participants other than the CEO, where the relevant EBITDA Target and FCF Target are met but a minimum of the Prescribed Lower Amount below the applicable EP Target is not met; and

(b)	in relation to the CEO, where a minimum of the Prescribed Lower Amount below the applicable EP Target is not met, the Committee shall have the power, in its good faith and reasonable discretion, to determine the number of Ordinary Shares deliverable in respect of the Performance Shares comprised in an Award.

7.3	Payment

7.3.1	Subject to these Rules, to the Participant’s then being employed by the Group and on the basis that there is no event triggering full vesting of the Performance Shares and payout (or pro-rata vesting of the Performance Shares and payout in excess of 50%), upon vesting of the Performance Shares on 31 December 2011, 50% of the unissued Ordinary Shares deliverable in payment of the

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Performance Shares comprised in an Award as determined pursuant to Rule 7.2 shall become immediately payable by way of an allotment to the Participant of the relevant number of Ordinary Shares. Should the Ordinary Shares be unavailable for payment as marketable securities, such Participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, determined in accordance with the EBITDA Valuation Formula. The remaining 50% of the vested Performance Shares comprised in that Award shall remain as Ordinary Shares which have not been issued and shall be carried forward into a new share incentive plan to be adopted by the Company.

7.3.2	Payment shall be made as provided in these Rules no later than 15 March 2012, provided that the audited financial statements of the Company are then available. Otherwise, payment shall be made on such date as the Committee may determine to be appropriate.

7.4	Listing and Quotation of Shares

7.4.1	Where new Shares are allotted pursuant to these Rules at a time when the Shares are listed or quoted on the Singapore Exchange (and/or such other stock exchange upon which the Shares may be listed and quoted), the Company shall, as soon as practicable after such allotment, apply to the Singapore Exchange (and/or such other stock exchange upon which the Shares may be listed and quoted) for permission to deal in and for quotation of such Shares.

7.4.2	In the event that the Shares are then listed or quoted on the Singapore Exchange, Shares which are allotted to a Participant pursuant to these Rules shall, unless otherwise determined by the Committee, be issued in the name of, or transferred to, CDP to the credit of the securities account of that Participant maintained with CDP or the securities sub-account of that Participant maintained with a depository agent, in each case, as designated by that Participant.

7.5	Ranking of Shares

New Shares allotted and issued pursuant to these Rules shall:
(a)	be subject to all the provisions of the Articles and the Memorandum of Association of the Company; and

(b)	rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the Record Date for which is on or after the relevant vesting date of the Performance Shares, and shall in all other respects rank pari passu with other existing Shares then in issue.
7.6	Restrictions on Shares

7.6.1	Prior to a Qualified Public Offering, Shares allotted and issued pursuant to these Rules shall be subject to the following restrictions and rights:
(a)	a right of first refusal by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, on any sale by a Participant of his Shares; and

(b)	a call right by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, and a put right by the Participant (or, at the discretion of the Committee, the beneficiaries of such Participant in the event of the Participant’s death) upon termination of the Participant’s employment with the Group.
7.6.2	The price for the transfer of Shares pursuant to this Rule 7.6 shall be based on the following EBITDA Valuation Formula:
(a)	EBITDA of the Company multiplied by the ratio of enterprise value/EBITDA trailing twelve (12) months for the Company’s listed peers equals enterprise value* of the Company (“EV”).

* Enterprise value of Company’s listed peers is calculated based on the average share price during the last two fiscal quarters prior to the valuation date.

(b)	EV minus net debt of the Company and minority interest of the Company equals equity value at exit.

(c)	Price of shares equals equity value at exit divided by the Ordinary Shares at exit.
7.6.3	The restrictions and rights set out in this Rule 7.6 do not apply as long as the Shares are listed and traded on the Singapore Exchange and/or any other internationally recognized stock exchange, and shall lapse on any Qualified Public Offering of the Shares.

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8	LIMITATIONS ON THE SIZE OF THE PLAN
8.1	The total number of Shares which may be issued pursuant to Awards granted under the Plan on any date:
(a)	when added to the total number of new Shares issued and issuable pursuant to Awards granted under the Plan, shall not exceed 5.02% of the total number of the outstanding Ordinary Shares; and

(b)	when added to the total number of new Shares issued and issuable pursuant to (i) Awards granted under the Plan, and (ii) any other equity grant plans adopted by the Company on or after the Adoption Date, shall not exceed 15% of the total number of issued Shares from time to time (excluding treasury shares).
8.2	The Ordinary Shares available for delivery under the Plan shall be authorized by the Company’s shareholders and all Ordinary Shares deliverable under the Plan will be authorized and approved by the Board.

8.3	Without prejudice to the provisions of Rule 6.1.4, Shares which are the subject of Awards which have lapsed for any reason whatsoever may be the subject of further Awards granted by the Committee under the Plan.

9.	ADJUSTMENT EVENTS
9.1	In the event of any dividend, share split, combination, or acquisition involving a share issuance or any exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalisation or other distribution (other than ordinary cash dividends) of the assets of the Company to its shareholders, or any other change affecting the Ordinary Shares or the Share price, the Committee shall make such proportionate adjustments, if any, as necessary to reflect such change with respect to:
(a)	the aggregate number and type of shares (subject to compliance with applicable laws) that may be delivered under the Plan; and

(b)	the terms and conditions of any outstanding grants (including, without limitation, any applicable performance targets or criteria with respect thereto).
9.2	Notwithstanding the provisions of Rule 9.1, any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

9.3	Upon any adjustment made pursuant to this Rule 9, the Company shall notify the Participants in writing and deliver statements setting forth the class and/or number of shares which are the subject of the adjusted Awards to such Participants. Any adjustment shall take effect upon such written notification being given or on such date as may be specified in such written notification.

10.	ADMINISTRATION OF THE PLAN
10.1	The Plan shall be administered by the Committee (or any other committee and/or persons duly authorized and appointed by the Board to administer the Plan) in its absolute discretion with such powers and duties as are conferred on it by the Board, provided that no member of the Committee shall participate in any deliberation or decision in respect of Awards granted or to be granted to him.

10.2	Except to the extent certain terms and conditions are required by the Plan, the Committee shall have the power to make and vary such arrangements, guidelines and/or regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan, to give effect to the provisions of the Plan and/or to enhance the benefit of the Awards to the Participants, as it may, in its absolute discretion, think fit. Without prejudice to the generality of the foregoing, the Committee has the broad discretion to select the Participants at any time the Plan is in effect, determine the terms and conditions of each Award and reallocate any forfeited Performance Shares to any current, new or replacement Participants, taking into consideration the recommendations of the management of the Company. Any matter pertaining or pursuant to the Plan and any dispute, difference or uncertainty as to the interpretation of the Plan or any rule, regulation or procedure thereunder or any rights under the Plan shall be determined by the Committee and binding in all respects.

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10.3	Neither the Plan nor Awards granted under the Plan shall impose on the Company or the Committee or any of its members any liability whatsoever in connection with:
(a)	the lapsing of any Awards pursuant to any provision of the Plan;

(b)	the failure or refusal by the Committee to exercise, or the exercise by the Committee of, any discretion under the Plan; and/or

(c)	any decision or determination of the Committee made pursuant to any provision of the Plan.
10.4	Any decision or determination of the Committee made pursuant to any provision of the Plan (other than a matter to be certified by the Auditors) shall be final, binding and conclusive (including for the avoidance of doubt, any decisions pertaining to disputes as to the interpretation of the Plan or any rule, regulation or procedure hereunder or the application of any formula hereunder or as to any rights under the Plan). The Committee shall not be required to furnish any reasons for any decision or determination made by it.

11.	NOTICES
11.1	Any notice required to be given by any Participant to the Company shall be sent or made to the registered office of the Company or such other address (including an electronic mail address) or facsimile number, and marked for the attention of the Committee (c/o the General Counsel of the Company), as may be notified by the Company to the Participant in writing.

11.2	Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and a Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to a Participant by hand or sent to a Participant at his home address, electronic mail address or facsimile number according to the records of the Company or the last known address, electronic mail address or facsimile number provided by the Participant to the Company.

11.3	Any notice or other communication from a Participant to the Company shall be irrevocable, and shall not be effective until received by the Company. Any notice or communication from the Company to a Participant shall be deemed to be received by the Participant, when left at the address specified in Rule 11.2 or, if sent by post, on the day following the date of posting or, if sent by electronic mail or facsimile transmission, on the day of despatch.

11.4	Any Communication under the Plan may be communicated electronically through the use of a Security Device, or through an electronic page, site, or environment designated by the Company which is accessible only through the use of a Security Device, and such Communication shall thereby be deemed to have been sent by the designated holder of such Security Device.

11.5	The Company may accept and act upon any Communication issued and/or transmitted through the use of the Participant’s Security Device pursuant to Rule 11.4 (whether actually authorized by the Participant or not) as his authentic and duly authorized Communication and the Company shall be under no obligation to investigate the authenticity or authority of persons effecting the Communication or to verify the accuracy and completeness of the Communication and the Company may treat the Communication as valid and binding on the Participant, notwithstanding any error, fraud, forgery, lack of clarity or misunderstanding in the terms of such Communication.

11.6	All Communications issued and/or transmitted through the use of a Participant’s Security Device pursuant to Rule 11.4 (whether authorized by the Participant or not) are irrevocable and binding on the Participant upon transmission to the Company and the Company shall be entitled to effect, perform or process such Communications without the Participant’s further consent and without any further reference or notice to the Participant.

11.7	It shall be the Participant’s sole responsibility to ensure that all information contained in a Communication to the Company is complete, accurate, current, true and correct.

11.8	Participants shall ensure (and shall take all necessary precautions to ensure) that:
(a)	they comply with the Company’s procedural and/or operational guidelines relating to Security Devices;

(b)	all their Security Devices are kept completely confidential and secure; and

(c)	there is no unauthorized use or abuse of their Security Devices.

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11.9	Participants shall notify and/or contact the Company immediately if they become aware, have reason to believe, or suspect that any Security Device has become compromised, including but not limited to where:
(a)	the security or integrity of any Security Device may have been compromised;

(b)	such Security Device has become known or been revealed to any other person;

(c)	there has been unauthorized use of the Security Device; and/or

(d)	such Security Device is lost, damaged, defective or stolen,
and Participants shall immediately cease to use such compromised Security Device until further notice from the Company. Participants shall be bound by all Communications and transactions resulting from any Communications made which are referable to any compromised Security Device until such time as the Company has received a notification from such Participants under this Rule 11.9.

11.10	The Company’s records of the Communications, and its record of any transactions maintained by any relevant person authorized by the Company relating to or connected with the Plan, whether stored in electronic or printed form, shall be binding and conclusive on a Participant and shall be conclusive evidence of such Communications and/or transactions. All such records shall be admissible in evidence and the Participant shall not challenge or dispute the admissibility, reliability, accuracy or the authenticity of the contents of such records merely on the basis that such records were incorporated and/or set out in electronic form or were produced by or are the output of a computer system, and the Participant waives any of his rights (if any) to so object.

11.11	Any provision in these Rules requiring a Communication to be signed by a Participant may be satisfied in the case of an electronic Communication, by the execution of any on-line act, procedure or routine designated by the Company to signify the Participant’s intention to be bound by such Communication.

12.	MODIFICATIONS TO THE PLAN
12.1	Any or all of the Rules of the Plan may be modified and/or altered at any time and from time to time by a resolution of the Committee, except that:
(a)	no modification or alteration shall adversely affect the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of not less than three-quarters in number of those Participants whose rights would be so adversely affected;

(b)	the definitions of “Committee”, “Group” “Group Employee”, “Group Executive Director”, “Ordinary Shares” and “Participant” and the provisions of Rules 4, 5, 6, 7, 8, 9, 10 and this Rule 12 shall not be altered to the advantage of Participants except with the prior approval of the Company’s shareholders in general meeting; and

(c)	no modification or alteration shall be made without the prior approval of the Singapore Exchange and such other regulatory authorities as may be necessary.
For the purposes of Rule 12.1(a), the opinion of the Committee as to whether any modification or alteration would adversely alter the rights attached to any Award shall be final, binding and conclusive. For the avoidance of doubt, nothing in this Rule 12.1 shall affect the right of the Committee under any other provision of the Plan to amend or adjust any Award.

12.2	Notwithstanding anything to the contrary contained in Rule 12.1, the Committee may at any time by a resolution (and without other formality, save for the prior approval of the Singapore Exchange, if necessary) amend or alter the Plan in any way to the extent necessary or desirable, in the opinion of the Committee, to cause the Plan to comply with, or take into account, any statutory provision (or any amendment or modification thereto, including amendment of or modification to the Act) or the provision or the regulations of any regulatory or other relevant authority or body (including the Singapore Exchange, if applicable).

12.3	Written notice of any modification or alteration made in accordance with this Rule 12 shall be given to all Participants.

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13.	TERMS OF EMPLOYMENT UNAFFECTED
The terms of employment of a Participant shall not be affected by his participation in the Plan, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for any reason.

14.	DURATION OF THE PLAN
14.1	The Plan shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten years commencing on the Adoption Date, provided always that the Plan may continue beyond the above stipulated period with the approval of the Company’s shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

14.2	The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by resolution of the Company in general meeting, subject to all relevant approvals which may be required and if the Plan is so terminated, no further Awards shall be granted by the Committee hereunder.

14.3	The expiry or termination of the Plan shall not affect Awards which have been granted prior to such expiry or termination, whether such Awards have vested (whether fully or partially) or not.

15.	TAXES AND DEDUCTIONS
All taxes (including income tax) arising from the granting, vesting or delivery of any Award granted to any Participant under the Plan shall be borne by that Participant. There shall be deducted or withheld from any payment to be made under the Plan any amounts which the Company or any of its subsidiaries is entitled, authorized or bound to deduct or withhold pursuant to applicable laws to account of income tax or other levies payable on the payment or any other applicable law or regulation. Without prejudice to the generality of the foregoing, if the payment should be subject to contributions in connection with any mandatory public savings plan administered by any governmental authority or statutory board, the Company shall be entitled to reduce the payment by an amount equal to such contribution amounts required to be made.

16.	COSTS AND EXPENSES OF THE PLAN
16.1	Each Participant shall be responsible for all fees of CDP relating to or in connection with the issue and allotment of any Shares pursuant to the vesting of any Award in CDP’s name, the deposit of share certificate(s) with CDP, the Participant’s securities account with CDP, or the Participant’s securities sub-account with a CDP depository agent.

16.2	Save for the taxes referred to in Rule 15 and such other costs and expenses expressly provided in the Plan to be payable by the Participants, all fees, costs and expenses incurred by the Company in relation to the Plan including but not limited to the fees, costs and expenses relating to the allotment and issue of Shares pursuant to the vesting of any Award shall be borne by the Company.

17.	DISCLAIMER OF LIABILITY
Notwithstanding any provisions herein contained, the Committee and the Company and the directors and employees of the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the delay by the Company in issuing the Shares or applying for or procuring the listing of new Shares on the Singapore Exchange (and/or such other stock exchange upon which the Shares may be listed or quoted) in accordance with Rule 7.4.1.

18.	DISCLOSURES IN ANNUAL REPORT
The Company will make such disclosures in its annual report for as long as the Plan continues in operation as required by the Listing Manual including the following (where applicable):
(a)	the names of the members of the Committee administering the Plan;

(b)	in respect of the following Participants of the Plan:
(i)	Directors of the Company; and

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(ii)	Participants (other than those in paragraph (i) above) who have received Shares pursuant to the vesting of Awards granted under the Plan which, in aggregate, represent 5% or more of the aggregate of the total number of new Shares available under the Plan, the following information:
(aa)	the name of the Participant; and

(bb)	the number of new Shares issued to such Participant during the financial year under review; and
(c)	in relation to the Plan, the following particulars:
(i)	the aggregate number of Performance Shares comprised in Awards granted under the Plan since the commencement of the Plan to the end of the financial year under review;

(ii)	the aggregate number of Performance Shares comprised in Awards which have vested under the Plan since the commencement of the Plan to the end of the financial year under review; and

(iii)	the aggregate number of Performance Shares comprised in Awards granted under the Plan which have not vested as at the end of the financial year under review, or as otherwise required under the Listing Manual from time to time.

19.	GOVERNING LAW
The Plan shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Participants, by accepting grants of Awards in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

20.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT, CHAPTER 53B
No person other than the Company or a Participant shall have any right to enforce any provision of the Plan or any Award by virtue of the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.

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APPENDIX 2
STATS CHIPPAC LTD.
EQUITY GRANT PLAN FOR NON-EXECUTIVE DIRECTORS

RULES OF
THE STATS CHIPPAC LTD. EQUITY GRANT PLAN FOR NON-EXECUTIVE DIRECTORS

1.	NAME OF THE PLAN
The Plan shall be called the “STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors”.

2.	DEFINITIONS
2.1	In the Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Act”	:	The Companies Act, Chapter 50 of Singapore.

“Adoption Date”	:	The date on which the Plan is adopted by the Company in general meeting.

“Articles”	:	The Articles of Association of the Company, as amended from time to time.

“Auditors”	:	The auditors of the Company for the time being.

“Board”	:	The board of directors of the Company for the time being.

“CDP”	:	The Central Depository (Pte) Limited.

“Change in Control”	:	Means:

(a) an acquisition by any person or group of persons acting together of Shares which hold more of the voting power of the Company’s voting Shares than do the Shares owned by Temasek or any of its subsidiaries;

(b) a merger or reorganisation of the Company which results in a shareholder of the Company other than Temasek or any of its subsidiaries holding more than 50% of the voting power of the Company’s voting Shares;

(c) a sale of all or substantially all of the Company’s assets; or

(d) a dissolution or liquidation of the Company.

“Committee”	:	The Executive Resource and Compensation Committee of the Company for the time being.

“Communication”	:	Any correspondence made or to be made under the Plan (individually or collectively).

“Company”	:	STATS ChipPAC Ltd., a company incorporated in Singapore.

“EBITDA”	:	The Company’s financial statement net income, subject to add backs for the following items:

(a) tax expenses;

(b) interest expenses;

(c) depreciation and amortisation; and

(d) one-time and non-cash items (including but not limited to stock based compensation, equity grant expenses, restructuring and impairment).

“EBITDA Valuation Formula”	:	Has the meaning ascribed to it in Rule 7.6.2.

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“EP”	:	The Company’s economic profits determined as EBITDA less the following items:

(a) depreciation and amortisation;

(b) tax expenses; and

(c) cost of capital.

For these purposes, “cost of capital” means 11.295% of the aggregate of:

(i) net working capital (meaning, current assets (excluding cash and cash equivalents) less non-interest bearing liabilities);

(ii) net fixed assets (meaning, gross fixed assets less accumulated depreciation);

(iii) goodwill; and

(iv) other non-current assets.

“EP Targets”	:	The EP targets set by the Committee.

“Group”	:	The Company and its subsidiaries.

“Listing Manual”	:	The listing manual of the Singapore Exchange.

“Non-Executive Directors”	:	A director of the Company who performs a non-executive function.

“Ordinary Shares”	:	The number of outstanding Shares as of the Adoption Date on a fully-diluted basis, including Shares issuable upon conversion of all outstanding convertible bonds as of the Adoption Date, any Shares issued with regard to any future acquisition and any equity grants awarded prior to the Adoption Date, but for the avoidance of doubt does not include any adjustments due to dilution that may result from future share issuances (other than in the context of any future acquisitions involving the issuance of Shares and issuance of Shares with regard to equity grants awarded prior to the Adoption Date), or future grants of share options, restricted share units and performance shares. For the avoidance of doubt, the number of Ordinary Shares may not be varied by the Committee unless otherwise provided by these Rules.

“Participant”	:	A Non-Executive Director to whom an offer to participate in the Plan has been extended pursuant to Rule 5 (including, where applicable, the executor or personal representative of such Non-Executive Director).

“Performance Multiplier”	:	Has the meaning ascribed to it in Rule 7.

“Performance Share Plan 2009”	:	The STATS ChipPAC Ltd. Performance Share Plan 2009, as modified or altered from time to time.

“Plan”	:	The STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors, as modified or altered from time to time.

“Prescribed Higher Amount”	:	Such dollar amount as set by the Committee.

“Prescribed Lower Amount”	:	Such dollar amount as set by the Committee.

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“Qualified Public Offering”	:	Any public offering of the Shares on any stock exchange of recognized international reputation and standing duly approved by the Board.

“Record Date”	:	The date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to, or rights of, holders of Shares.

“Shares”	:	Ordinary shares in the capital of the Company.

“Singapore Exchange”	:	The Singapore Exchange Securities Trading Limited.

“Syndication”	:	Means:

(a) any transfer and/or assignment of only economic interests underlying part or all of the Shares held by Temasek or any of its subsidiaries, pursuant to an agreement between Temasek or any of its subsidiaries and a third party(ies), whereby Temasek or any of its subsidiaries retains full voting power of such Shares; or

(b) any transfer and/or assignment of interests in part or all of the Shares held by Temasek or any of its subsidiaries to a third party(ies) pursuant to an agreement, whereby such third party(ies) agree to exercise its voting power in concert with Temasek or any of its subsidiaries.

“Temasek”	:	Temasek Holdings (Private) Limited, a company incorporated in Singapore.

“year”	:	Calendar year, unless otherwise stated.

“%”	:	Per centum or percentage.
2.2	Words importing the singular number shall, where applicable, include the plural number and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter gender.

2.3	Any reference to a time of a day in the Plan is a reference to Singapore time.

2.4	Any reference in the Plan to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in the Plan and used in the Plan shall have the meaning assigned to it under the Act or any statutory modification thereof, as the case may be.

3.	OBJECTIVES OF THE PLAN
The Plan is a share incentive scheme. The Plan is proposed on the basis that it is important to give recognition to non-executive directors of the Company who have contributed to the Group. The Plan will give Participants an opportunity to have a personal equity interest in the Company and will help to achieve the following positive objectives:
(a)	to align the interests of the Participants with the interests of the shareholders of the Company;

(b)	to motivate each Participant to maintain a high level of contribution to the Group; and

(c)	to give recognition to the contributions made or to be made by Non-Executive Directors to the Group.

4.	ELIGIBILITY OF PARTICIPANTS
Non-Executive Directors shall, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, be eligible to participate in the Plan at the absolute discretion of the Committee.

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5.	OFFER TO PARTICIPATE
5.1	The Committee may extend an offer to participate in the Plan to such Non-Executive Directors as the Committee may select in its absolute discretion, at any time during the period when the Plan is in force.

5.2	No consideration shall be payable for an offer to participate in the Plan made to, or for Ordinary Shares received by, Non-Executive Directors under the Plan.

5.3	An offer to participate in the Plan shall be personal to the Participant to whom it is extended and, prior to the allotment to the Participant of the Ordinary Shares under the Plan, shall not be transferred (other than to a Participant’s personal representative on the death of that Participant), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior approval of the Committee and if a Participant shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an offer to participate in the Plan without the prior approval of the Committee, his participation in the Plan shall immediately cease.

6.	CONSEQUENCES OF CESSATION AS NON-EXECUTIVE DIRECTOR AND CHANGE IN CONTROL OR SALE
6.1	Consequences of Cessation as Non-Executive Director

6.1.1	In the event that a Participant ceases to be a Non-Executive Director for any reason whatsoever, his participation in the Plan shall, unless otherwise determined by the Committee, immediately cease without any claim whatsoever against the Company.

6.1.2	Where the Committee exercises its discretion and determines that, a Participant’s participation in the Plan shall not cease even though such Participant has ceased to be a Non-Executive Director:
(a)	that Participant may, at the discretion of the Committee, earn a pro-rata portion of the Ordinary Shares based on the length of the Participant’s service as a Non-Executive Director during the period beginning on 1 January 2007 and ending on 31 December 2011, with the number of Ordinary Shares issuable to be determined as and when the same is determined for the other Participants. Any such pro-rata portion shall be determined in accordance with the same criteria that such Participant would have been subject had the Participant continued to serve as a Non-Executive through 31 December 2011. Such Participant shall receive payment with regard to his pro-rata portion of the Ordinary Shares on the same date the remaining Participants receive their Ordinary Shares; and

(b)	in the event the Ordinary Shares are issuable on or after 31 December 2011, the Committee shall have discretion as to whether or not 100% of the Ordinary Shares issuable in payment of the pro-rata portion of the Ordinary Shares issuable shall become immediately payable, or whether 50% of the pro-rata portion of the Ordinary Shares issuable will be forfeited. Should the Ordinary Shares be unavailable for payment as marketable securities, such Participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, as determined in accordance with the EBITDA Valuation Formula.
6.2	Consequences of Change in Control or Sale

6.2.1	In the event of a Change in Control, determination of the number of Ordinary Shares issuable shall accelerate immediately prior to such Change in Control event, and the Participants shall have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis in any transaction resulting in a Change in Control with respect to all Ordinary Shares issuable.

6.2.2	In the event of a sale of Shares by Temasek or any of its subsidiaries which does not result in a Change in Control (including in any Qualified Public Offering but excluding in any Syndication), a pro-rata issuance of Ordinary Shares shall occur, and the Participants shall have the right to participate in any sale transaction with Temasek or any of its subsidiaries (as the case may be) on a tag-along basis with respect to all Ordinary Shares issuable.

6.2.3	The consideration for the sale of any Ordinary Shares pursuant to any transaction contemplated by Rule 6.2 shall be in the form of marketable securities. However, if marketable securities are not available, the Participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, as determined in accordance with the EBITDA Valuation Formula.

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7.	DETERMINATION OF ORDINARY SHARES ISSUABLE, PAYMENT AND OTHER PROVISIONS
7.1	Determination of Number of Ordinary Shares Issuable
7.1.1	Unless as otherwise provided in Rule 6, determination of the number of Ordinary Shares issuable under the Plan shall occur on or after 31 December 2011 and in accordance with this Rule 7, subject to the Participant then holding office as a Non-Executive Director on 31 December 2011.

7.1.2	The number of Ordinary Shares to be issued to each Participant shall be determined by the Committee, and shall depend on the extent to which the EP Targets are achieved or exceeded as well as any other criteria and considerations deemed appropriate by the Committee. If issuance of the Ordinary Shares occurs:
(a)	on or after 31 December 2011, only the EP Target for 2011 is applicable; and

(b)	before 31 December 2011, the EP Target for the most recently completed financial year or for the most recently completed four financial quarters, as determined by the Committee, is applicable.
7.1.3	The number of Ordinary Shares which may be issued under the Plan shall be calculated based on 0.30% of the outstanding Ordinary Shares (the “Base Number”), with the aggregate number of the Ordinary Shares available for delivery to be subject to these Rules and to the Performance Multiplier at each time of payment, whether on a pro-rata basis or completely, the minimum of which would be 50% of the Base Number to be issued for EP of at least the Prescribed Lower Amount below the relevant EP Target and the maximum of which would be 150% of the Base Number to be issued for EP of the Prescribed Higher Amount or more above the relevant EP Target (and proportionately between 50% and 150% of EP Target), rounded down to the nearest whole Ordinary Share. Where a minimum of the Prescribed Lower Amount below the relevant EP Target is not met, the Committee shall have the power, in its good faith and reasonable discretion, to determine the aggregate number of Ordinary Shares that may be deliverable. In the event that the Performance Multiplier is applied to the maximum extent permissible under the Plan, an aggregate of up to 0.45% of the Ordinary Shares could be payable and issued.

7.2	Payment

7.2.1	Subject to these Rules, to the Participant’s then holding office as a Non-Executive Director as of 31 December 2011 and on the basis that there is no event triggering full issuance of Ordinary Shares and payout (or pro-rata issuance of the Ordinary Shares and payout in excess of 50%), upon determination of the number of Ordinary Shares issuable on or after 31 December 2011, 50% of the unissued Ordinary Shares issuable shall become immediately payable by way of an allotment to the Participant of the relevant number of Ordinary Shares. Should the Ordinary Shares be unavailable for payment as marketable securities, such Participants shall receive, in the form of cash from the Company, the value of such Ordinary Shares that would be otherwise payable, determined in accordance with the EBITDA Valuation Formula. The remaining 50% of the Ordinary Shares issuable shall remain as unissued Ordinary Shares and shall be carried forward into a new share incentive plan to be adopted by the Company.

7.2.2	Payment shall be made as provided in these Rules no later than 15 March 2012, provided that the audited financial statements of the Company are then available. Otherwise, payment shall be made on such date as the Committee may determine to be appropriate.

7.3	Listing and Quotation of Shares

7.3.1	Where new Shares are allotted pursuant to these Rules at a time when the Shares are listed or quoted on the Singapore Exchange (and/or such other stock exchange upon which the Shares may be listed and quoted), the Company shall, as soon as practicable after such allotment, apply to the Singapore Exchange (and/or such other stock exchange upon which the Shares may be listed and quoted) for permission to deal in and for quotation of such Shares.

7.3.2	In the event that the Shares are then listed or quoted on the Singapore Exchange, Shares which are allotted to a Participant pursuant to these Rules shall, unless otherwise determined by the Committee, be issued in the name of, or transferred to, CDP to the credit of the securities account of that Participant maintained with CDP or the securities sub-account of that Participant maintained with a depository agent, in each case, as designated by that Participant.

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7.4	Ranking of Shares

New Shares allotted and issued pursuant to these Rules shall:
(a)	be subject to all the provisions of the Articles and the Memorandum of Association of the Company; and

(b)	rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the Record Date for which is on or after the date the Ordinary Shares are issued pursuant to the Plan, and shall in all other respects rank pari passu with other existing Shares then in issue.
7.5	Restrictions on Shares

7.5.1	Prior to a Qualified Public Offering, Shares allotted and issued pursuant to these Rules shall be subject to the following restrictions and rights:
(a)	a right of first refusal by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, on any sale by a Participant of his Shares; and

(b)	a call right by Temasek or any of its subsidiaries, as the case may be, who is then a shareholder of the Company, and a put right by the Participant (or, at the discretion of the Committee, the beneficiaries of such Participant in the event of the Participant’s death) upon a Participant ceasing to hold office as a Non-Executive Director.
7.5.2	The price for the transfer of Shares pursuant to this Rule 7.6 shall be based on the following EBITDA Valuation Formula:
(a)	EBITDA of the Company multiplied by the ratio of enterprise value/EBITDA trailing twelve (12) months for the Company’s listed peers equals enterprise value* of the Company (“EV”).

* Enterprise value of Company’s listed peers is calculated based on the average share price during the last two fiscal quarters prior to the valuation date.

(b)	EV minus net debt of the Company and minority interest of the Company equals equity value at exit.

(c)	Price of shares equals equity value at exit divided by the Ordinary Shares at exit.
7.5.3	The restrictions and rights set out in this Rule 7.6 do not apply as long as the Shares are listed and traded on the Singapore Exchange and/or any other internationally recognized stock exchange, and shall lapse on any Qualified Public Offering of the Shares.

8	LIMITATIONS ON THE SIZE OF THE PLAN
8.1	The total number of Shares which may be issued under the Plan on any date:
(a)	when added to the total number of new Shares issued and issuable under the Plan, shall not exceed 0.45% of the total number of the outstanding Ordinary Shares; and

(b)	when added to the total number of new Shares issued and issuable (i) under the Plan, and (ii) pursuant to awards granted under the Performance Share Plan 2009, shall not exceed 15% of the total number of issued Shares from time to time (excluding treasury shares).
8.2	The Ordinary Shares available for issuance under the Plan shall be authorized by the Company’s shareholders and all Ordinary Shares issuable under the Plan will be authorized and approved by the Board.

9.	ADJUSTMENT EVENTS
9.1	In the event of any dividend, share split, combination, or acquisition involving a share issuance or any exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalisation or other distribution (other than ordinary cash dividends) of the assets of the Company to its shareholders, or any other change affecting the Ordinary Shares or the Share price, the Committee shall make such proportionate adjustments, if any, as necessary to reflect such change with respect to the aggregate number and type of shares (subject to compliance with applicable laws) that may be issued under the Plan and the applicable performance targets or criteria with respect thereto.

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9.2	Notwithstanding the provisions of Rule 9.1, any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

9.3	Upon any adjustment made pursuant to this Rule 9, the Company shall notify the Participants in writing. Any adjustment shall take effect upon such written notification being given or on such date as may be specified in such written notification.

10.	ADMINISTRATION OF THE PLAN
10.1	The Plan shall be administered by the Committee (or any other committee and/or persons duly authorized and appointed by the Board to administer the Plan) in its absolute discretion with such powers and duties as are conferred on it by the Board, provided that no member of the Committee shall participate in any deliberation or decision in respect of Ordinary Shares issuable to him under the Plan.

10.2	Except to the extent certain terms and conditions are required by the Plan, the Committee shall have the power to make and vary such arrangements, guidelines and/or regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan and/or to give effect to the provisions of the Plan, as it may, in its absolute discretion, think fit. Without prejudice to the generality of the foregoing, the Committee has the broad discretion to select the Participants at any time the Plan is in effect and each Participant’s participation in the Plan. Any matter pertaining or pursuant to the Plan and any dispute, difference or uncertainty as to the interpretation of the Plan or any rule, regulation or procedure thereunder or any rights under the Plan shall be determined by the Committee and binding in all respects.

10.3	The Plan shall not impose on the Company or the Committee or any of its members any liability whatsoever in connection with:
(a)	the failure or refusal by the Committee to exercise, or the exercise by the Committee of, any discretion under the Plan; and/or

(b)	any decision or determination of the Committee made pursuant to any provision of the Plan.
10.4	Any decision or determination of the Committee made pursuant to any provision of the Plan (other than a matter to be certified by the Auditors) shall be final, binding and conclusive (including for the avoidance of doubt, any decisions pertaining to disputes as to the interpretation of the Plan or any rule, regulation or procedure hereunder or the application of any formula hereunder or as to any rights under the Plan). The Committee shall not be required to furnish any reasons for any decision or determination made by it.

11.	NOTICES
11.1	Any notice required to be given by any Participant to the Company shall be sent or made to the registered office of the Company or such other address (including an electronic mail address) or facsimile number, and marked for the attention of the Committee (c/o the General Counsel of the Company), as may be notified by the Company to the Participant in writing.

11.2	Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and a Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to a Participant by hand or sent to a Participant at his home address, electronic mail address or facsimile number according to the records of the Company or the last known address, electronic mail address or facsimile number provided by the Participant to the Company.

11.3	Any notice or other communication from a Participant to the Company shall be irrevocable, and shall not be effective until received by the Company. Any notice or communication from the Company to a Participant shall be deemed to be received by the Participant, when left at the address specified in Rule 11.2 or, if sent by post, on the day following the date of posting or, if sent by electronic mail or facsimile transmission, on the day of despatch.

11.4	It shall be the Participant’s sole responsibility to ensure that all information contained in a Communication to the Company is complete, accurate, current, true and correct.

11.5	The Company’s records of the Communications, and its record of any transactions maintained by any relevant person authorized by the Company relating to or connected with the Plan, whether stored in electronic or printed form, shall be binding and conclusive on a Participant and shall be conclusive evidence of such Communications and/or transactions. All such records shall be admissible in evidence and the Participant shall not challenge or dispute the admissibility, reliability, accuracy or the authenticity of the contents of such records merely on the basis that such records were incorporated and/or set out in

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electronic form or were produced by or are the output of a computer system, and the Participant waives any of his rights (if any) to so object.

11.6	Any provision in these Rules requiring a Communication to be signed by a Participant may be satisfied in the case of an electronic Communication, by the execution of any on-line act, procedure or routine designated by the Company to signify the Participant’s intention to be bound by such Communication.

12.	MODIFICATIONS TO THE PLAN
12.1	Any or all of the Rules of the Plan may be modified and/or altered at any time and from time to time by a resolution of the Committee, except that:
(a)	no modification or alteration shall adversely affect the rights of any Participant except with the consent in writing of not less than a majority in number of those Participants whose rights would be so adversely affected;

(b)	the definitions of “Committee”, “Group”, “Non-Executive Director”, “Ordinary Shares” and “Participant” and the provisions of Rules 4, 5, 6, 7, 8, 9, 10 and this Rule 12 shall not be altered to the advantage of Participants except with the prior approval of the Company’s shareholders in general meeting; and

(c)	no modification or alteration shall be made without the prior approval of the Singapore Exchange and such other regulatory authorities as may be necessary.
For the purposes of Rule 12.1(a), the opinion of the Committee as to whether any modification or alteration would adversely alter the rights of any Participant shall be final, binding and conclusive. For the avoidance of doubt, nothing in this Rule 12.1 shall affect the right of the Committee under any other provision of the Plan to amend or adjust any provision of the Plan or any offer to participate in the Plan.

12.2	Notwithstanding anything to the contrary contained in Rule 12.1, the Committee may at any time by a resolution (and without other formality, save for the prior approval of the Singapore Exchange, if necessary) amend or alter the Plan in any way to the extent necessary or desirable, in the opinion of the Committee, to cause the Plan to comply with, or take into account, any statutory provision (or any amendment or modification thereto, including amendment of or modification to the Act) or the provision or the regulations of any regulatory or other relevant authority or body (including the Singapore Exchange, if applicable).

12.3	Written notice of any modification or alteration made in accordance with this Rule 12 shall be given to all Participants.

13.	DURATION OF THE PLAN
13.1	The Plan shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten years commencing on the Adoption Date, provided always that the Plan may continue beyond the above stipulated period with the approval of the Company’s shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

13.2	The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by resolution of the Company in a general meeting, subject to all relevant approvals which may be required and if the Plan is so terminated, no further Ordinary Shares shall be issued by the Committee hereunder.

14.	TAXES AND DEDUCTIONS
All taxes (including income tax) arising from the allotment and issuance of Ordinary Shares to any Participant under the Plan shall be borne by that Participant. There shall be deducted or withheld from any payment to be made under the Plan any amounts which the Company or any of its subsidiaries is entitled, authorized or bound to deduct or withhold pursuant to applicable laws to account of income tax or other levies payable on the payment or any other applicable law or regulation. Without prejudice to the generality of the foregoing, if the payment should be subject to contributions in connection with any mandatory public savings plan administered by any governmental authority or statutory board, the Company shall be entitled to reduce the payment by an amount equal to such contribution amounts required to be made.

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15.	COSTS AND EXPENSES OF THE PLAN
15.1	Each Participant shall be responsible for all fees of CDP relating to or in connection with the issue and allotment of any Shares in CDP’s name, the deposit of share certificate(s) with CDP, the Participant’s securities account with CDP, or the Participant’s securities sub-account with a CDP depository agent.

15.2	Save for the taxes referred to in Rule 14 and such other costs and expenses expressly provided in the Plan to be payable by the Participants, all fees, costs and expenses incurred by the Company in relation to the Plan including but not limited to the fees, costs and expenses relating to the allotment and issue of Shares shall be borne by the Company.

16.	DISCLAIMER OF LIABILITY
Notwithstanding any provisions herein contained, the Committee and the Company and the directors and employees of the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, including but not limited to the delay by the Company in issuing the Shares or applying for or procuring the listing of new Shares on the Singapore Exchange (and/or such other stock exchange upon which the Shares may be listed or quoted) in accordance with Rule 7.4.1.

17.	DISCLOSURES IN ANNUAL REPORT
The Company will make such disclosures in its annual report for as long as the Plan continues in operation as required by the Listing Manual including the following (where applicable):
(a)	the names of the members of the Committee administering the Plan;

(b)	in respect of all the Participants of the Plan, the following information:
(aa)	the name of the Participant; and

(bb)	the number of new Shares issued to such Participant during the financial year under review; and
(c)	in relation to the Plan, the aggregate number of Ordinary Shares that have been allotted and issued under the Plan since the commencement of the Plan to the end of the financial year under review, or as otherwise required under the Listing Manual from time to time.

18.	GOVERNING LAW
The Plan shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. Each Participant, by accepting an offer to participate in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

19.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT, CHAPTER 53B
No person other than the Company or a Participant shall have any right to enforce any provision of the Plan or any offer to participate in the Plan by virtue of the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.

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STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Form
— Fifteenth Annual General Meeting

IMPORTANT
1.	For Investors who have used their CPF moneys to buy shares of STATS ChipPAC Ltd., the Annual Report 2008 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

I/We,	(Name) of

(Address)

being a shareholder(s) of STATS ChipPAC Ltd. (the “Company”) hereby appoint:-

Name	Address	NRIC/ Passport No.	Proportion of Shareholding
(%)

*and/or

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Fifteenth Annual General Meeting (“Fifteenth AGM”) of the Company to be held at The Grassroots’ Club, 190 Ang Mo Kio Avenue 8, Singapore 568046, on April 27, 2009 at 10.00 a.m. (Singapore time), and at any adjournment thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Fifteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Fifteenth AGM.)

No.	Routine Business — Ordinary Resolutions	For	Against
1	To adopt the Audited Financial Statements of the Company for the year ended December 28, 2008, together with the Reports of the Directors and the Auditors.
2	To appoint Mr. Rohit Sipahimalani as a Director of the Company pursuant to Article 99 of the Company’s Articles of Association.
3(a)	To re-elect Mr. Teng Cheong Kwee as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
3(b)	To re-elect Mr. Tokumasa Yasui as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
4(a)	To re-appoint Mr. Charles R. Wofford as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
4(b)	To re-appoint Mr. R. Douglas Norby as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
5	To re-appoint PricewaterhouseCoopers as Auditors and to authorize the Directors to fix their remuneration.
6	To approve Directors’ fees totalling approximately US$473,000 for the year ending December 27, 2009.
Special Business — Ordinary Resolutions
7(a)
To authorize the Directors to allot and issue shares in the capital of the Company and to create and issue instruments and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.

7(b)
To authorize the Directors to allot and issue shares in the capital of the Company pursuant to the exercise of the options under the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan.

7(c)	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to the exercise of the options granted under the STATS ChipPAC Ltd. Share Option Plan, as amended.

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No.	Special Business — Ordinary Resolutions
7(d)
To adopt the STATS ChipPAC Ltd. Performance Share Plan 2009 (“PSP 2009”) as substantially set out in Appendix 1 to the Proxy Statement and authorize the Directors to inter alia grant Performance Shares, which represent unfunded and unsecured rights to receive ordinary shares in the capital of the Company, in accordance with the provisions of PSP 2009 and to allot and issue for time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the PSP 2009.

7(e)
To adopt the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors (“NED Plan”) as substantially set out in Appendix 2 to the Proxy Statement and authorize the Directors to inter alia make offers to selected Non-Executive Directors to participate in the NED Plan, in accordance with the NED Plan and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the NED Plan.

7(f)	To approve the renewal of the Share Purchase Mandate.

Dated this _________ day of _________________  2009.

Total Number of Shares Held

IMPORTANT Please read Notes

Signature(s) of Shareholder(s)/Common Seal

*Please delete accordingly.

Notes:-
1.	Please insert the total number of ordinary shares (“Shares”) held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at registered office of the Company at 10 Ang Mo Kio Street 65, TechPoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for the Fifteenth Annual General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorized in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Fifteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Fifteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

2